Filed Pursuant to Rule 424(b)(3)
Registration No. 333-248239
Prospectus Supplement No. 5
(To Prospectus dated August 27, 2020)
NETSTREIT CORP.

This Prospectus Supplement updates, amends and supplements the prospectus dated August 27, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-248239). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This Prospectus Supplement updates, amends and supplements the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2021 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement.
You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 28 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus, to read about factors you should consider before investing in our securities.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 28, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☒    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission File Number 001-39443

NETSTREIT Corp.

(Exact name of registrant as specified in its charter)

Maryland		84-3356606
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)
5910 N. Central Expressway Suite 1600
Dallas, Texas		75206
(Address of principal executive offices)		(Zip Code)
(972) 200-7100
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	NTST	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares of the issuer’s common stock, par value $0.01, outstanding as of October 26, 2021 was 39,624,924.

NETSTREIT CORP. AND SUBSIDIARIES

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements (unaudited)

NETSTREIT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(Unaudited)

	September 30,	December 31,
	2021	2020
Assets
Real estate, at cost:
Land	$257,034	$189,373
Buildings and improvements	533,927	358,360
Total real estate, at cost	790,961	547,733
Less accumulated depreciation	(24,184)	(10,111)
Property under development	9,472	—
Real estate held for investment, net	776,249	537,622
Assets held for sale	138	14,802
Cash, cash equivalents and restricted cash	27,644	92,643
Lease intangible assets, net	109,403	75,024
Other assets, net	14,071	5,724
Total assets	$927,505	$725,815
Liabilities and equity
Liabilities:
Term loan, net	$174,274	$174,105
Revolving credit facility	17,000	—
Lease intangible liabilities, net	22,150	16,930
Liabilities related to assets held for sale	—	399
Accounts payable, accrued expenses and other liabilities	9,158	6,308
Total liabilities	222,582	197,742
Commitments and contingencies
Equity:
Stockholders’ equity
Common stock, $0.01 par value, 400,000,000 shares authorized; 39,617,805 and 28,203,545 shares issued and outstanding, respectively	396	282
Additional paid-in capital	706,312	501,045
Distributions in excess of retained earnings	(28,326)	(7,464)
Accumulated other comprehensive income	2,187	235
Total stockholders’ equity	680,569	494,098
Noncontrolling interests	24,354	33,975
Total equity	704,923	528,073
Total liabilities and equity	$927,505	$725,815

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETSTREIT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues
Rental revenue (including reimbursable)	$15,603	$9,652	$41,333	$22,277
Operating expenses
Property	1,737	624	4,002	1,344
General and administrative	3,776	4,109	10,904	7,841
Depreciation and amortization	8,074	4,692	21,078	10,153
Provisions for impairment	—	363	3,539	1,773
Transaction costs	132	1,241	464	2,969
Total operating expenses	13,719	11,029	39,987	24,080
Other income (expense)
Interest expense, net	(895)	(1,018)	(2,693)	(3,815)
Gain on sales of real estate, net	1,955	54	2,452	1,070
Gain on forfeited earnest money deposit	—	—	—	250
Total other income (expense), net	1,060	(964)	(241)	(2,495)
Net income (loss) before income tax expense	2,944	(2,341)	1,105	(4,298)
Income tax expense	—	—	(50)	—
Net income (loss)	2,944	(2,341)	1,055	(4,298)
Net income (loss) attributable to noncontrolling interests	96	(263)	42	(799)
Preferred stock dividends	—	36	—	42
Net income (loss) attributable to common shareholders	$2,848	$(2,114)	$1,013	$(3,541)
Amounts available to common shareholders per common share:
Basic	$0.07	$(0.11)	$0.03	$(0.26)
Diluted	$0.07	$(0.11)	$0.03	$(0.26)
Weighted average common shares:
Basic	39,559,605	18,825,389	35,359,551	13,771,457
Diluted	41,333,579	18,825,389	37,108,425	13,771,457
Other comprehensive income (loss):
Net income (loss)	$2,944	$(2,341)	$1,055	$(4,298)
Change in value on derivatives, net	5	(128)	2,063	(128)
Total comprehensive income (loss)	$2,949	$(2,469)	$3,118	$(4,426)
Comprehensive income (loss) attributable to noncontrolling interests	95	(281)	153	(817)
Comprehensive income (loss) attributable to common shareholders	$2,854	$(2,188)	$2,965	$(3,609)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETSTREIT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)
(Unaudited)

	Preferred stock		Common stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2020	—	$—	28,203,545	$282	$501,045	$(7,464)	$235	$494,098	$33,975	$528,073
OP Units converted to common stock	—	—	253,344	3	4,920	—	—	4,923	(4,923)	—
Dividends and distributions declared on common stock and OP Units	—	—	—	—	—	(5,687)	—	(5,687)	(307)	(5,994)
Dividends declared on restricted stock	—	—	—	—	—	(132)	—	(132)	—	(132)
Vesting of restricted stock units	—	—	15,190	—	—	—	—	—	—	—
Repurchase of common stock for tax withholding obligations	—	—	(4,962)	—	(90)	—	—	(90)	—	(90)
Stock-based compensation	—	—	—	—	557	—		557	—	557
Other comprehensive income	—	—	—	—	—	—	2,199	2,199	124	2,323
Net income	—	—	—	—	—	701	—	701	40	741
Balance at March 31, 2021	—	$—	28,467,117	$285	$506,432	$(12,582)	$2,434	$496,569	$28,909	$525,478
Issuance of common stock in public offering	—	—	10,915,688	109	203,468	—	—	203,577	—	203,577
Offering and related costs of common stock	—	—	—	—	(9,416)	—	—	(9,416)	—	(9,416)
OP Units converted to common stock	—	—	143,173	1	2,744	—	—	2,745	(2,745)	—
Dividends and distributions declared on common stock and OP Units	—	—	—	—	—	(7,890)	—	(7,890)	(287)	(8,177)
Dividends declared on restricted stock	—	—	—	—	—	(132)	—	(132)	—	(132)
Stock-based compensation	—	—	—	—	1,041	—		1,041	—	1,041
Other comprehensive loss	—	—	—	—	—	—	(253)	(253)	(12)	(265)
Net loss	—	—	—	—	—	(2,536)	—	(2,536)	(94)	(2,630)
Balance at June 30, 2021	—	$—	39,525,978	$395	$704,269	$(23,140)	$2,181	$683,705	$25,771	$709,476
OP Units converted to common stock	—	—	65,840	1	1,246	—	—	1,247	(1,247)	—
Dividends and distributions declared on common stock and OP Units	—	—	—	—	—	(7,916)	—	(7,916)	(265)	(8,181)
Dividends declared on restricted stock	—	—	—	—	—	(125)	—	(125)	—	(125)
Vesting of restricted stock units	—	—	35,000	—	—	—	—	—	—	—
Repurchase of common stock for tax withholding obligations	—	—	(9,013)	—	(229)	—	—	(229)	—	(229)
Stock-based compensation, net	—	—	—	—	1,026	7	—	1,033	—	1,033
Other comprehensive income	—	—	—	—	—	—	6	6	(1)	5
Net income	—	—	—	—	—	2,848	—	2,848	96	2,944
Balance at September 30, 2021	—	$—	39,617,805	$396	$706,312	$(28,326)	$2,187	$680,569	$24,354	$704,923

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETSTREIT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)
(Unaudited)

	Preferred stock		Common stock
	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2019	—	$—	8,860,760	$89	$164,416	$28	$—	$164,533	$87,899	$252,432
Issuance of preferred stock	125	125	—	—	—	—	—	125	—	125
Offering and related costs of preferred stock	—	(21)	—	—	—	—	—	(21)	—	(21)
Issuance of common stock in private offering	—	—	2,936,885	29	57,974	—	—	58,003	—	58,003
Offering and related costs of common stock	—	—	—	—	(3,444)	—	—	(3,444)	—	(3,444)
Net loss	—	—	—	—	—	(1,127)	—	(1,127)	(425)	(1,552)
Balance at March 31, 2020	125	$104	11,797,645	$118	$218,946	$(1,099)	$—	$218,069	$87,474	$305,543
Dividends declared on preferred stock	—	—	—	—	—	(6)	—	(6)	—	(6)
Net loss	—	—	—	—	—	(294)	—	(294)	(111)	(405)
Balance at June 30, 2020	125	$104	11,797,645	$118	$218,946	$(1,399)	$—	$217,769	$87,363	$305,132
Issuance of common stock in initial public offering	—	—	13,681,561	136	246,132			246,268		246,268
Offering and related costs of common stock	—	—	—	—	(18,947)	—	—	(18,947)	—	(18,947)
Dividends declared on preferred stock	—	—	—	—	—	(2)	—	(2)	—	(2)
Dividends and distributions declared on common stock and OP Units	—	—	—	—	—	(2,430)	—	(2,430)	(419)	(2,849)
Dividends declared on restricted stock	—	—	—	—	—	(41)	—	(41)	—	(41)
Redemption of preferred stock upon initial public offering	(125)	(104)	—	—	—	(34)	—	(138)	—	(138)
Redemption of OP Units and issuance of common stock in initial public offering	—	—	255,268	3	5,027	—	—	5,030	(5,030)	—
Stock-based compensation	—	—	—	—	1,753	—	—	1,753	—	1,753
Other comprehensive loss	—	—	—	—	—	—	(110)	(110)	(18)	(128)
Net loss	—	—	—	—	—	(2,078)	—	(2,078)	(263)	(2,341)
Balance at September 30, 2020	—	$—	25,734,474	$257	$452,911	$(5,984)	$(110)	$447,074	$81,633	$528,707

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETSTREIT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)
(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$1,055	$(4,298)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,078	10,153
Amortization of deferred financing costs	471	464
Noncash revenue adjustments	(1,289)	1,077
Stock-based compensation expense	2,623	1,753
Gain on sale of real estate, net	(2,452)	(1,070)
Gain on forfeited earnest money deposit	—	(250)
Provisions for impairment	3,539	1,773
Changes in assets and liabilities, net of assets acquired and liabilities assumed:
Other assets, net	(3,879)	(4,323)
Accounts payable, accrued expenses and other liabilities	2,065	2,313
Lessee improvement obligations	(1)	(1,893)
Lease incentive payments	(4,004)	—
Net cash provided by operating activities	19,206	5,699
Cash flows from investing activities
Acquisitions of real estate	(292,046)	(327,338)
Real estate development and improvements	(9,512)	(1,268)
Earnest money deposits	(789)	(43)
Purchase of computer equipment and other corporate assets	(52)	(51)
Proceeds from sale of real estate	30,436	11,778
Net cash used in investing activities	(271,963)	(316,922)
Cash flows from financing activities
Issuance of common stock in initial public offering, net	—	227,321
Issuance of common stock in public offering, net	194,161	—
Issuance of common stock in private offering, net	—	54,559
Issuance of preferred stock, net	—	104
Payment of preferred stock dividends	—	(8)
Payment of common stock dividends	(21,493)	(2,430)
Payment of OP unit distributions	(859)	(419)
Redemption of preferred stock	—	(138)
Payment of restricted stock dividends	(29)	—
Proceeds under revolving credit facility	30,000	50,000
Repayments under revolving credit facility	(13,000)	(50,000)
Repurchase of common stock for tax withholding obligations	(318)	—
Deferred offering costs	(704)	—
Deferred financing costs	—	(75)
Net cash provided by financing activities	187,758	278,914
Net change in cash, cash equivalents and restricted cash	(64,999)	(32,309)
Cash, cash equivalents and restricted cash at beginning of the period	92,643	169,319
Cash, cash equivalents and restricted cash at end of the period	$27,644	$137,010

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,118	$3,484
Supplemental disclosures of non-cash investing and financing activities:
Redemption of OP Units and issuance of common stock upon initial public offering	$—	$5,030
Reclassification of deferred offering expenses to additional paid-in capital upon initial public offering	$—	$4,171
OP units converted into common stock	$8,914	$—
Dividends declared and unpaid on restricted stock	$382	$41
Deferred offering costs included in accounts payable, accrued expenses and other liabilities	$88	$—
Cash flow hedge change in fair value	$2,063	$128
Involuntary conversion of building and improvements and change in related insurance proceeds receivable	$490	$—
Accrued construction and development costs	$345	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETSTREIT CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 1 – Organization and Description of Business

NETSTREIT Corp. (“Successor” or the “Company”) was incorporated on October 11, 2019 as a Maryland corporation and commenced operations on December 23, 2019. The Company conducts its operations through NETSTREIT, L.P., a Delaware limited partnership (the “Operating Partnership”). NETSTREIT GP, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, is the sole general partner of the Operating Partnership.

The Company elected to be treated and to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its short taxable year ended December 31, 2019. Additionally, the Operating Partnership formed NETSTREIT Management TRS, LLC (“NETSTREIT TRS”), which together with the Company jointly elected to be treated as a taxable REIT subsidiary under Section 856(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) for U.S. federal income tax purposes.
The Company is structured as an umbrella partnership real estate investment trust (commonly referred to as an “UPREIT”) and is an internally managed real estate company that acquires, owns and manages a diversified portfolio of single-tenant, retail commercial real estate leased on a long-term basis to high credit quality tenants across the United States. As of September 30, 2021, the Company owned 290 properties, located in 40 states, including four properties under development, with a non-binding option to purchase an additional property under development.

Private Offering and Formation Transactions

On December 23, 2019, the Company completed a series of transactions (collectively the “Private Offering”) pursuant to which the Company sold 8,860,760 shares of common stock at $19.75 per share in a private placement under Rule 144A and Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Private Offering, the Company completed the formation transactions described below. On January 30, 2020, the initial purchaser in the Private Offering exercised its over-allotment option to purchase 2,936,885 shares of the Company’s common stock, which were delivered on February 6, 2020. The Company contributed the net proceeds of $219.0 million from the Private Offering to the Operating Partnership in exchange for 11,797,645 Class A units of limited partnership of the Operating Partnership (“Class A OP Units”). Upon completion of the Private Offering and the over-allotment option, noncontrolling interest holders owned approximately 27.4% of the Operating Partnership (the Operating Partnership issued total Class A and Class B OP Units of 15,449,794 and 796,870, respectively).

Concurrently with the closing of the Private Offering, EverSTAR Income and Value Fund V, LP, a Delaware limited partnership (the “Predecessor”), was merged with and into the Operating Partnership, with the Operating Partnership surviving, and the continuing investors in the Operating Partnership receiving an aggregate of 3,652,149 Class A OP Units, other than the Chief Executive Officer of the Company, who received 8,884 Class B units of limited partnership of the Operating Partnership (“Class B OP Units,” and collectively with Class A OP Units, “OP Units”), and an affiliate of the Predecessor’s general partner, which received 287,234 Class B OP Units.

The Operating Partnership entered into a contribution agreement with EBA EverSTAR LLC, a Texas limited liability company, to internalize the Company’s management infrastructure, whereby EBA EverSTAR LLC contributed 100% of the membership interests in EBA EverSTAR Management, LLC, a Texas limited liability company and the manager of the Predecessor, to the Operating Partnership in exchange for 500,752 Class B OP Units. In connection with the internalization, EBA EverSTAR Management, LLC was re-domiciled in Delaware and its name was changed to NETSTREIT Management, LLC. A 0.01% interest in NETSTREIT Management, LLC was issued to NETSTREIT TRS.

Concurrently with the consummation of the Private Offering, the Company entered into a $175.0 million term loan and $250.0 million revolving credit facility. On December 23, 2019, in connection with the acquisition of the Predecessor, the Company fully drew down on its term loan and used the proceeds to acquire the Predecessor, which concurrently settled its outstanding debt facilities. As part of the acquisition, the Company did not assume any obligations under the Predecessor’s then outstanding debt facilities.

Series A Preferred Stock

To maintain the Company’s status as a REIT, on January 27, 2020, the Company issued and sold 125 shares of 12.0% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for $1,000 per share to accredited investors pursuant to Regulation D under the Securities Act. The shares of Series A Preferred Stock may be redeemed solely at the Company’s option for consideration equal to $1,000 per share, plus accrued and unpaid dividends thereon to and including the date fixed for redemption, plus a redemption premium as follows (i) until December 31, 2021, $100 and (ii) thereafter, no redemption premium. The Company redeemed all 125 outstanding shares of Series A Preferred Stock upon the completion of the initial public offering.

Initial Public Offering

On August 17, 2020, the Company completed the initial public offering of its common stock. The Company sold 12,244,732 shares of common stock and selling stockholders sold 255,268 shares of common stock at a price of $18.00 per share. The Company's common stock began trading on the New York Stock Exchange under the symbol “NTST” on August 13, 2020. On September 16, 2020, the Company issued an additional 1,436,829 shares of its common stock pursuant to the underwriters' over-allotment option in connection with the Company's initial public offering. The net proceeds to the Company from the initial public offering was $227.3 million, which is net of transaction costs and underwriter fees of $18.9 million. The Company contributed the net proceeds of the initial public offering and related over-allotment option to the Operating Partnership in exchange for 13,681,561 Class A OP Units. In addition, an equivalent number of Class A OP Units were issued for the 255,268 shares sold by selling stockholders.

April 2021 Offering

On April 12, 2021, the Company completed a public offering of 10,915,688 shares of common stock, which included the full exercise of the underwriters’ option to purchase an additional 1,423,785 shares of common stock. Upon closing of the offering, the Company issued 10,915,688 shares of common stock and received net proceeds of $194.2 million after deducting the underwriting discount and transaction costs of $9.4 million. The Company contributed the net proceeds of the offering and related underwriters’ option to the Operating Partnership in exchange for 10,915,688 Class A OP Units.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and the rules and regulations of the U.S. Securities and Exchange Commission (SEC). The accompanying condensed consolidated financial statements include the accounts of the Company and subsidiaries in which the Company has a controlling financial interest. All intercompany accounts and transactions have been eliminated in consolidation and the Company’s net income (loss) is reduced by the portion of net income (loss) attributable to noncontrolling interests.

Interim Unaudited Financial Information

The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited interim condensed consolidated financial statements do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto on the Annual Report on Form 10-K as of and for the year ended December 31, 2020, which provide a more complete understanding of the Company’s accounting policies, financial position, operating results, business properties, and other matters. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results of operations for the three and nine months ended September 30, 2021 and 2020 are not necessarily indicative of the results for the full year.

Noncontrolling Interests

The Company presents noncontrolling interests, which represent OP Units, and classifies such interests as a component of permanent equity, separate from the Company's stockholders’ equity. Noncontrolling interests were created as part of an asset acquisition and recognized at fair value as of the date of the transaction. Effective with the Company’s initial public offering, each limited partner of the Operating Partnership has the right to require the Operating Partnership to redeem part or all of its OP

Units for cash, based upon the value of an equivalent number of shares of the Company’s common stock at the time of the redemption, or, at the Company’s election, shares of the Company’s common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of the Company’s common stock. The election to pay cash or issue common stock is solely within the control of the Company to satisfy a noncontrolling interest holder's redemption request.

Net income or loss of the Operating Partnership is allocated to its noncontrolling interests based on the noncontrolling interests’ ownership percentages in the Operating Partnership throughout the period. Ownership percentage is calculated by dividing the number of OP Units held by the noncontrolling interests by the total OP Units outstanding.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s most significant assumptions and estimates relate to the useful lives of real estate assets, lease accounting, real estate impairment assessments, and allocation of fair value of purchase consideration. These estimates are based on historical experience and other assumptions which management believes are reasonable under the circumstances. The Company evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Further, the uncertainty over the ultimate impact COVID-19 will have on the global economy and the Company’s business makes any estimates and assumptions as of September 30, 2021 inherently less certain than they would be absent the current and potential impacts of COVID-19. Actual results could differ from those estimates.

Risk and Uncertainties

COVID-19

On March 11, 2020, the World Health Organization announced a new strain of coronavirus (“COVID-19”) was reported worldwide, resulting in COVID-19 being declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. COVID-19 and the measures taken to limit its spread have, and may continue to, negatively impact the economy across many industries, including industries in which our tenants operate. The impacts may continue and increase in severity as the duration of the pandemic lengthens or new variants are identified. As a result, the Company is not yet able to determine the full impact of COVID-19 on its operations, and therefore, whether any such impact will be material. However, the Company’s operations and cash flows during the three and nine months ended September 30, 2021 were not materially impacted by COVID-19. The Company has collected 100.0% of all rent payments for the three and nine months ended September 30, 2021. In addition, the Company has not provided for any rent abatements or deferrals since August 1, 2020 relating to COVID-19.

The Company also adopted an optional remote-work policy and other physical distancing policies for its corporate office. The Company does not anticipate these policies to have any adverse impact on its ability to continue to operate its business. Transitioning to a remote-work environment has not had a material adverse impact on the Company's general ledger system, internal controls or controls and procedures related to its financial reporting process.

Real Estate Held for Investment

Real estate is recorded and stated at cost less any provision for impairment. Assets are recognized at fair value at acquisition date. For properties developed by the Company, all direct and indirect costs related to planning, development and construction, including interest, real estate taxes and other miscellaneous costs incurred during the construction period, are capitalized for financial reporting purposes and recorded as property under development until construction has been completed.

The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore accounted for as a business combination or if the acquisition transaction should be accounted for as an asset acquisition. Under Accounting Standards Update (“ASU”) 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred.

The Company allocates the purchase price of acquired properties accounted for as asset acquisitions to tangible and identifiable intangible assets or liabilities based on their relative fair values. Tangible assets may include land, buildings, site improvements and tenant improvements. Intangible assets include the value of in-place leases and above-market leases and intangible liabilities include below-market leases.

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases based on the specific characteristics of each tenant’s lease. The Company estimates the cost to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal and other related expenses. The fair value of above-market or below-market leases is recorded based on the net present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and the Company’s estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining non-cancelable term of the lease including any below-market fixed rate renewal options for below-market leases. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including real estate valuations prepared by independent valuation firms. The Company also considers information and other factors including market conditions, the industry that the tenant operates in, characteristics of the real estate; e.g., location, size, demographics, value and comparative rental rates; tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business. Additionally, the Company considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets and liabilities acquired. Based on these inputs for measuring and allocating the fair value of real estate acquisitions, the Company utilizes both observable market data (categorized as level 2 on the three-level valuation hierarchy of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement), and unobservable inputs that reflect the Company’s own internal assumptions (categorized as level 3 under ASC Topic 820).

Depreciation and Amortization

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets:

Buildings	13 – 35 years
Building improvements	15 years
Tenant improvements	Shorter of the term of the related lease or useful life
Acquired in-place leases	Remaining terms of the respective leases
Assembled workforce	3 years
Computer equipment	3 years

Total depreciation and amortization expense was $8.1 million and $4.7 million during the three months ended September 30, 2021 and 2020, respectively. Total depreciation and amortization expense was $21.1 million and $10.2 million during the nine months ended September 30, 2021 and 2020, respectively.

Depreciation expense on real estate held for investment and computer equipment and other corporate assets was $5.6 million and $3.2 million during the three months ended September 30, 2021 and 2020, respectively. Depreciation expense on real estate held for investment and computer equipment was $14.5 million and $7.0 million during the nine months ended September 30, 2021 and 2020, respectively.

Amortization expense on acquired in-place lease and assembled workforce intangible assets and leasing commissions were $2.5 million and $1.4 million during the three months ended September 30, 2021 and 2020, respectively. Amortization expense on acquired in-place lease and assembled workforce intangible assets and leasing commissions were $6.5 million and $3.1 million during the nine months ended September 30, 2021 and 2020, respectively.
Repairs and maintenance are charged to operations as incurred; major renewals and betterments that extend the useful life or improve the operating capacity of the asset are capitalized. Upon the sale or disposition of a property, the asset and the related accumulated depreciation are removed from the condensed consolidated balance sheets with the difference between the proceeds received, net of sales costs, and the carrying value of the asset group recorded as a gain or loss on sale, subject to impairment considerations.

Assets Held for Sale

Properties classified as held for sale, including the related intangibles, on the condensed consolidated balance sheets include only those properties available for immediate sale in their present condition, which are actively being marketed, and for which management believes that it is probable that a sale of the property will be completed within one year. Properties held for sale are carried at the lower of cost or fair value, less estimated selling costs. No depreciation expense or amortization expense is recognized on properties held for sale and the related intangible assets or liabilities once they have been classified as such. Only disposals representing a strategic shift in operations are presented as discontinued operations. Accordingly, we have not reclassified results of operations for properties disposed during the interim period ended September 30, 2021 or held for sale as discontinued operations, as these events are a normal part of the Company’s operations and do not represent strategic shifts in the Company’s operations. As of September 30, 2021 and December 31, 2020, there were one and three properties, respectively, classified as held for sale.

Impairment of Long-Lived Assets

Fair value measurement of an asset occurs when events or changes in circumstances related to an asset indicate that the carrying amount of the asset is no longer recoverable. If indicators are present, the Company will prepare a projection of the undiscounted future cash flows of the property, excluding interest charges, and determine if the carrying amount of the real estate is recoverable. When a carrying amount is not recoverable, an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair market value. The Company estimates fair value using data such as operating income, estimated capitalization rates or multiples, leasing prospects, local market information, and with regard to assets held for sale, based on the estimated or negotiated selling price, less estimated costs of disposal. Based on these unobservable inputs, the Company determined that its valuations of impaired real estate and intangible assets fall within Level 3 of the fair value hierarchy under ASC Topic 820.

The following table summarizes the provision for impairment during the periods indicated below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Total provision for impairment	$—	$363	$3,539	$1,773
Number of properties: (1)
Classified as held for sale	—	2	3	4
Disposed within the period	—	—	3	1

(1)     Includes the number of properties that were impaired and classified as held for sale or impaired and disposed of during the respective periods. Excludes properties that did not have impairment recorded during the year.

Cash, Cash Equivalents and Restricted Cash

The Company considers all cash balances, money market accounts and highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Restricted cash includes cash restricted for property tenant improvements and cash proceeds from the sale of assets held by qualified intermediaries in anticipation of the acquisition of replacement properties in tax-free exchanges under Section 1031 of the Code. Restricted cash is included in cash, cash equivalents, and restricted cash on the condensed consolidated balance sheets. The Company had no restricted cash as of September 30, 2021 and had $14.8 million of restricted cash as of December 31, 2020.

The Company’s bank balances as of September 30, 2021 and December 31, 2020 include certain amounts over the Federal Deposit Insurance Corporation limits.

Revenue Recognition and Related Matters

The Company’s rental revenue is primarily related to rent received from tenants under leases accounted for as operating leases. Rent from leases that have fixed and determinable rent increases is recognized on a straight-line basis over the non-cancellable initial term of the lease and reasonably certain renewal periods, from the later of the date of the commencement of the lease or the date of acquisition of the property subject to the lease. The difference between rental revenue recognized and the cash rent due under the provisions of the lease is recorded as deferred rent receivable and included as a component of other assets in the condensed consolidated balance sheets.

Variable lease revenues include tenant reimbursements, lease termination fees, changes in the index or market-based indices after the inception of the lease or percentage rents. Variable lease revenues are not recognized until the specific events that trigger the variable payments have occurred. The Company recognized variable lease revenue related to tenant reimbursements and lease termination fees for the periods presented.

Capitalized above-market and below-market lease values and lease incentives are amortized on a straight-line basis as a reduction or increase of rental revenue as appropriate over the remaining non-cancellable terms of the respective leases.

Reserves for uncollectible amounts are provided against the portion of accounts receivable, net including straight-line rents, which are estimated to be uncollectible, which include a portfolio-based reserve and reserves for specific disputed amounts. Such reserves are reviewed each period based upon recovery experience and the specific facts of each outstanding amount. As of September 30, 2021 and December 31, 2020, there were no reserves for uncollectible amounts.

Stock-Based Compensation

The Company has a share-based compensation award program for its employees and directors. Stock-based compensation expense associated with these awards is recognized in general and administrative expenses in the condensed consolidated statements of operations and comprehensive income (loss). The Company classifies stock-based payment awards either as equity awards or liability awards based upon an analysis of ASC 718 and ASC 480. Equity classified awards are measured based on the fair value on the date of grant. Liability classified awards are remeasured to fair value each reporting period. Stock-based compensation expense is recognized over the requisite service or performance period. The Company recognizes forfeitures as they occur.

Transaction Costs

Transaction costs represent costs incurred by the Company to facilitate the private offering, formation transactions and initial public offering. In addition, transaction costs include the costs associated with abandoned acquisitions and other acquisition related activity. There were no offering costs expensed during the three or nine months ended September 30, 2021. Offering costs expensed for the three and nine months ended September 30, 2020 were $0.9 million and $2.2 million, respectively. Acquisition related expenses were $0.1 million and $0.4 million for the three months ended September 30, 2021 and 2020, respectively. Acquisition related expenses were $0.5 million and $0.8 million for the nine months ended September 30, 2021 and 2020, respectively.

Income Taxes

The Company elected to be treated and qualify as a REIT for U.S. federal income tax purposes beginning with its short taxable year ended December 31, 2019. To qualify as a REIT, the Company must meet certain organizational, income, asset and distribution tests. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions of all of its taxable income to its shareholders and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and share ownership tests. The Company intends to make sufficient distributions during 2021 to receive a full dividends paid deduction.

NETSTREIT TRS is treated as a taxable REIT subsidiary which may be subject to U.S. federal, state, and local income taxes on its taxable income. In general, NETSTREIT TRS may perform services for tenants of the Company, hold assets that the Company cannot hold directly and may engage in any real estate or non-real estate-related business.

During the three and nine months ended September 30, 2021, the Company recognized franchise and other state and local tax expenses in general and administrative and recognized state and federal income tax expense in income tax expense in the accompanying condensed consolidated statements of operations and comprehensive income (loss).

All provisions for federal income taxes in the accompanying consolidated financial statements are attributable to NETSTREIT TRS. Deferred income tax expense and its ending balance in deferred tax assets and liabilities were immaterial for the three and nine months ended September 30, 2021 and 2020.

The Company has elected to record related interest and penalties, if any, as general and administrative expense or as income tax expense based on the nature of the tax on the condensed consolidated statements of operations and comprehensive income (loss). The Company had no material interest or penalties relating to income, franchise, and other state and local taxes for the three and nine months ended September 30, 2021 and 2020. Additionally, there were no material accruals for interest or penalties as of September 30, 2021 and December 31, 2020.

The Company files federal, state and local income tax returns. The Company regularly analyzes its various federal and state filing positions and only recognizes the income tax effect in its financial statements when certain criteria regarding uncertain income tax positions have been met. The Company believes that its income tax positions would more likely than not be sustained upon examination by all relevant taxing authorities. Therefore, no provisions for uncertain income tax positions have been recorded in the condensed consolidated financial statements.

All federal tax returns for years prior to 2018 are no longer subject to examination. Additionally, state tax returns for years prior to 2016 are generally no longer subject to examination.

Earnings Per Share

Earnings per common share has been computed pursuant to the guidance in FASB ASC Topic 260, Earnings per Share. Basic earnings per share (“EPS”) is computed by dividing net income (loss) allocated to common stockholders by the weighted-average number of common shares outstanding for the reporting period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. No effect is shown for any securities that are anti-dilutive. Net income (loss) allocated to common stockholders represents net income (loss) less income allocated to participating securities and noncontrolling interests. None of the Company’s equity awards are participating securities.

Fair Value Measurement

Fair value measurements are utilized in the accounting of the Company’s assets acquired and liabilities assumed in an asset acquisition and also affect the Company’s accounting for certain of its financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The hierarchy described below prioritizes inputs to the valuation techniques used in measuring the fair value of assets and liabilities. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs to be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs.

The Company uses the following inputs in its fair value measurements:

–Level 2 inputs for its debt and derivative financial instrument fair value disclosures. See “Note 6 - Debt” and “Note 7 - Derivative Financial Instruments,” respectively; and

–Level 2 and Level 3 inputs when assessing the fair value of assets and liabilities in connection with real estate acquisitions and impairment. See “Note 4 - Real Estate Investments.”

The fair value of the Company’s cash, cash equivalents and restricted cash (including money market accounts), other assets and accounts payable, accrued expenses and other liabilities approximate their carrying value because of the short-term nature of these instruments. Provisions for impairments recognized in the three and nine months ended September 30, 2021 and 2020 related to assets held for sale and the impairment was determined based on the estimated or negotiated selling price, less costs of disposal, compared to the carrying value of the property.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company is exposed to credit risk with respect to cash held at various financial institutions, access to its Credit Facility, and amounts due or payable under derivative contracts. The credit risk exposure with regard to the Company’s cash, credit facilities, and derivative instruments is spread among a diversified group of investment grade financial institutions.

During the three months ended September 30, 2021 and 2020, the Company’s rental revenues were derived from 61 separate tenants leasing 292 total properties and 56 separate tenants leasing 190 properties, respectively. There was no tenant with rental revenue that exceeded 10% of total rental revenue during the three months ended September 30, 2021. During the three months ended September 30, 2020, one tenant, 7-Eleven, accounted for 12.2% of total rental revenue.

During the nine months ended September 30, 2021 and 2020, the Company’s rental revenues were derived from 63 separate tenants leasing 297 total properties and 56 separate tenants leasing 190 properties, respectively. During this period there were no tenants with rental revenue that exceeded 10% of total rental revenue.

Segment Reporting

The Company considers each one of its properties to be an operating segment, none of which meets the threshold for a reportable segment. The Company allocates resources and assesses operating performance based on individual property needs. All of the Company’s operating segments meet the aggregation criteria, and thus, the Company reports one segment, rental operations. There were no intersegment sales during the periods presented.

Recent Accounting Pronouncements Issued But Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04 “Topic 848: Reference Rate Reform.” ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives, and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. On July 1, 2020, the Company has elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company determined these elections have not materially impacted the Company's condensed consolidated financial statements. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

Note 3 – Leases

The Company acquires, owns and manages commercial single-tenant lease properties, with the majority being long-term triple-net leases where the tenant is generally responsible for all improvements and contractually obligated to pay all operating costs (such as real estate taxes, utilities and repairs and maintenance costs). As of September 30, 2021, the Company owned 290 single-tenant retail net leased properties spanning 40 states, with tenants representing 60 different brands or concepts across 22 retail sectors. As of September 30, 2021, the remaining terms of leases range from 2-32 years.

The Company’s property leases have been classified as operating leases and some have scheduled rent increases throughout the lease term.

All lease-related income is reported as a single line item, rental revenue (including reimbursable), in the condensed consolidated statements of operations and comprehensive income (loss) and is presented net of any reserves for uncollectible amounts. There were no reserves for uncollectible amounts during the three and nine months ended September 30, 2021 and 2020.

The following table provides a disaggregation of lease income recognized under ASC 842 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Rental revenue
Fixed lease income (1)	$14,010	$8,975	$37,460	$20,833
Variable lease income (2)	1,434	458	3,290	1,104
Other rental revenue:
Above/below market lease amortization, net	182	219	609	340
Lease incentives	(23)	—	(26)	—
Rental revenue (including reimbursables)	$15,603	$9,652	$41,333	$22,277

(1)     Fixed lease income includes contractual rents under lease agreements with tenants recognized on a straight-line basis over the lease term.
(2) Variable lease income primarily includes tenant reimbursements for real estate taxes, insurance, common area maintenance, and lease termination fees.

Scheduled future minimum base rental payments (excluding base rental payments from properties classified as held for sale and straight line rent adjustments for all properties) due to be received under the remaining non-cancelable term of the operating leases in place as of September 30, 2021 are as follows (in thousands):

Future Minimum Base Rental Receipts
Remainder of 2021	$14,805
2022	59,946
2023	60,092
2024	60,138
2025	60,025
Thereafter	365,112
$620,118

Future minimum rentals exclude amounts that may be received from tenants for reimbursements of operating costs and property taxes. In addition, the future minimum rents do not include any contingent rents based on a percentage of the lessees' gross sales or lease escalations based on future changes in the Consumer Price Index (“CPI”) or other stipulated reference rate.

Note 4 – Real Estate Investments

Acquisitions

During the nine months ended September 30, 2021, the Company acquired 92 properties for a total purchase price of $292.0 million, inclusive of $3.0 million of capitalized acquisition costs. During the nine months ended September 30, 2020, the Company acquired 98 properties for a total purchase price of $327.3 million, inclusive of $3.6 million of capitalized acquisition costs.

The acquisitions were all accounted for as asset acquisitions. An allocation of the purchase price and acquisition costs paid for the completed acquisitions is as follows (in thousands):

	Nine Months Ended September 30,
	2021	2020
Land	$73,600	$98,381
Buildings	161,362	166,041
Site improvements	19,844	22,859
Tenant improvements	4,663	6,059
In-place lease intangible assets	32,384	44,656
Above-market lease intangible assets	6,701	4,291
Assumed receivables	44	—
Construction-in-progress assets	—	270
Fuel equipment	—	156
	298,598	342,713
Liabilities assumed
Below-market lease intangible liabilities	(6,552)	(13,482)
Accounts payable, accrued expense and other liabilities	—	(1,893)
Purchase price (including acquisition costs)	$292,046	$327,338

Development

During the nine months ended September 30, 2021, the Company invested a total of $9.5 million, including the purchase price of $5.4 million, in five properties, including one that contains a non-binding purchase option to acquire the property upon completion. Upon acquisition or investment in these properties, the Company commenced development of build-to-suit projects. These developments are expected to be substantially completed with rent commencing during the fourth and first quarter of 2021 and 2022, respectively. The purchase price, including acquisitions costs, and subsequent development are included in property under development in the accompanying condensed consolidated balance sheets as of September 30, 2021.

During the nine months ended September 30, 2020, the Company invested a total of $4.7 million, including the purchase price of $3.5 million, in two properties. Upon acquisition in these properties, the Company commenced development of build-to-suit projects which were completed in July and December 2020, respectively. Rent commenced in July 2020 and January 2021, respectively. These amounts were included in buildings and improvements in the accompanying condensed consolidated balance sheets as of December 31, 2020.

Dispositions

During the nine months ended September 30, 2021, the Company sold nine properties for a total sales price, net of disposal costs, of $30.4 million, recognizing a net gain of $2.5 million on the sales.

During the nine months ended September 30, 2020, the Company sold three properties for a total sales price, net of disposal costs, of $11.8 million, recognizing a net gain of $1.1 million on the sales.

During 2019, the Company entered into an agreement to sell one property to a third-party and received a nonrefundable $0.3 million earnest money deposit, which upon the third-party’s failure to perform under the purchase and sale agreement in the first quarter of 2020, was recognized as a gain.

Note 5 – Intangible Assets and Liabilities

Intangible assets and liabilities consisted of the following (in thousands):

	September 30, 2021			December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Assets:
In-place leases	$100,417	$(10,302)	$90,115	$69,470	$(4,146)	$65,324
Above-market leases	16,145	(1,189)	14,956	9,607	(481)	9,126
Assembled workforce	873	(519)	354	873	(299)	574
Lease incentives	4,004	(26)	3,978	—	—	—
Total Intangible assets	$121,439	$(12,036)	$109,403	$79,950	$(4,926)	$75,024

Liabilities:
Below-market leases	$24,493	$(2,343)	$22,150	$17,951	$(1,021)	$16,930

The remaining weighted average amortization period for the Company’s intangible assets and liabilities as of September 30, 2021 and as of December 31, 2020 by category were as follows:

	Years Remaining
	September 30, 2021	December 31, 2020
In-place leases	9.9	11.1
Above-market leases	13.2	12.6
Below-market leases	12.8	13.4
Assembled workforce	1.3	2.0
Lease incentives	14.2	—

The Company records amortization of in-place lease assets and assembled workforce intangible assets to amortization expense, and records net amortization of above-market and below-market lease intangibles as well as amortization of lease incentives to rental revenue. The following amounts in the accompanying condensed consolidated statements of operations and comprehensive income (loss) related to the amortization of intangibles assets and liabilities for all property and ground leases (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Amortization:
Amortization of in-place leases	$2,444	$1,364	$6,296	$2,896
Amortization of assembled workforce	73	73	220	219
	$2,517	$1,437	$6,516	$3,115

Net adjustment to rental revenue:
Above-market lease assets	(346)	(122)	(723)	(370)
Below-market lease liabilities	528	341	1,332	710
Lease incentives	(23)	—	(26)	—
	$159	$219	$583	$340
The following table provides the projected amortization of in-place lease assets and assembled workforce intangible assets to amortization expense, and the net amortization of above-market, below-market, and lease incentive lease intangibles to rental revenue as of September 30, 2021, for the next five years and thereafter (in thousands):

	Remainder of 2021	2022	2023	2024	2025	Thereafter	Total
In-place leases	$2,693	$10,772	$10,656	$10,444	$10,250	$45,300	$90,115
Assembled workforce	72	282	—	—	—	—	354
Amortization expense	$2,765	$11,054	$10,656	$10,444	$10,250	$45,300	$90,469

Above-market lease assets	(300)	(1,199)	(1,199)	(1,195)	(1,194)	(9,869)	(14,956)
Below-market lease liabilities	503	2,014	2,008	1,989	1,969	13,667	22,150
Lease incentives	(90)	(286)	(286)	(286)	(286)	(2,744)	(3,978)
Net adjustment to rental revenue	$113	$529	$523	$508	$489	$1,054	$3,216

Note 6 – Debt

Debt consists of the following (in thousands):

	September 30, 2021	December 31, 2020
Term Loan (due December 23, 2024)	$175,000	$175,000
Revolver (due December 23, 2023)	17,000	—
Total debt	192,000	175,000
Unamortized discount and debt issuance costs	(726)	(895)
Unamortized deferred financing costs, net(1)	(897)	(1,198)
Total debt, net	$190,377	$172,907
(1)     The Company records deferred financing costs for the Revolver in other assets, net on its condensed consolidated balance sheets.

Credit Facility

In December 2019, the Company entered into a senior credit facility consisting of (i) a $175.0 million senior secured term loan (“Term Loan”) and (ii) a $250.0 million senior secured revolving credit facility (“Revolver”, and collectively with the Term Loan, the “Credit Facility”). Wells Fargo Securities, LLC is lead arranger and bookrunner and Wells Fargo Bank, National Association is administrative agent under the Credit Facility (the “Administrative Agent”).

The Term Loan matures on December 23, 2024 and the Revolver matures on December 23, 2023, subject to extension up to one year. The Credit Facility is unsecured as the Administrative Agent released the collateral in connection with the Company’s satisfaction of the collateral release requirements in the fourth quarter of 2020. Therefore interest rates under the Credit Facility are based on the Company’s consolidated total leverage ratio, and are determined by (A) in the case of Term Loan either (i) LIBOR, plus a margin ranging from 1.15% to 1.60%, based on the Company’s consolidated total leverage ratio, or (ii) a Base Rate (as defined in the Credit Facility), plus a margin ranging from 0.15% to 0.60%, based on the Company’s consolidated total leverage ratio and (B) in the case of Revolving Loans either (i) LIBOR, plus a margin ranging from 1.20% to 1.80%, based on the Company’s consolidated total leverage ratio, or (ii) a Base Rate (as defined in the Credit Facility), plus a margin ranging from 0.20% to 0.80%, based on the Company’s consolidated total leverage ratio. Interest is payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The stated interest rate as of September 30, 2021 was 1.25%.

The Company is required to pay a Revolver facility fee at an annual rate of 0.15% of the unused capacity if usage exceeds 50% of the total available facility, or 0.25% of the unused facility if usage does not exceed 50%. Loans from the Revolver are generally restricted if, among other things, the proposed usage of the proceeds from the loan do not meet certain criteria as outlined in the Credit Facility Agreement, if an event of default exists, or if the requested loan will create an event of default. Loans from the Revolver may not exceed the total revolving commitments.

During the second quarter of 2020, the Company entered into an amendment to the Credit Facility to amend and redefine its debt covenant calculations. The Company incurred and capitalized less than $0.1 million of financing costs relating to this amendment, which has been pro-rated to the Term Loan and Revolver based on their respective borrowing capacities. The Company further amended and redefined its debt covenant calculation during the third quarter of 2021 through the execution of two separate amendments.

Effective September 28, 2020, the Company entered into an interest rate derivative contract to fix the interest rate on the Term Loan. The interest rate is effectively fixed to 1.36% which includes the fixed rate (one-month LIBOR) of 0.21% plus a margin of 1.15%. The interest rate hedge is further described in “Note 7 - Derivative Financial Instruments.”

Deferred financing costs are being amortized over the remaining terms of each respective loan. Term Loan deferred financing costs of $1.1 million, of which $0.7 million and $0.9 million is unamortized at September 30, 2021 and December 31, 2020, respectively, is included within Term Loan, net on the condensed consolidated balance sheets. Revolver deferred financing costs of $1.6 million, of which $0.9 million and $1.2 million is unamortized at September 30, 2021 and December 31, 2020, respectively, is included within other assets, net on the condensed consolidated balance sheets.

Total deferred financing costs amortized on the Term Loan and Revolver for the three months ended September 30, 2021 and 2020 were $0.2 million and $0.2 million, respectively and $0.5 and $0.5 for the nine months ended September 30, 2021 and 2020, respectively. This is included in interest expense, net on the Company’s condensed consolidated statements of operations and comprehensive income (loss).

For the three months ended September 30, 2021 and 2020, the Term Loan had a weighted average interest rate, exclusive of amortization of deferred financing costs and the effects of the interest rate hedge, of 1.26% and 1.44%, respectively and 1.28% and 2.18% for the nine months ended September 30, 2021 and 2020, respectively.

The Company incurred interest expense in connection with the Term Loan for the three months ended September 30, 2021 and 2020 of $0.6 million and $0.6 million, respectively and $1.8 million and $2.9 million for the nine months ended September 30, 2021 and 2020, respectively.

The estimated fair value of the Company’s Term Loan has been derived based on market observable inputs such as interest rates and discounted cash flow analysis using estimates of the amount and timing of future cash flows. These measurements are classified as Level 2 within the fair value hierarchy. The Company determined that the carrying value materially approximated the estimated fair value of the Term Loan as of September 30, 2021 and December 31, 2020.

The Company incurred interest expense, exclusive of facility fees for unused capacity, on borrowings under the Revolver of less than $0.1 million and approximately $0.1 million for the three months ended September 30, 2021 and 2020 with a weighted average interest rate of 1.26% and 1.54%, respectively. For the nine months ended September 30, 2021 and 2020, interest expense was less than $0.1 million and approximately $0.1 million, with a weighted average interest rate of 1.24% and 1.54%, respectively. As of September 30, 2021, the Company had $17.0 million borrowings outstanding under the Revolver. As of December 31, 2020, the Company had no borrowings outstanding under the Revolver. The Company also incurred interest expense in connection with unused capacity for the three months ended September 30, 2021 and 2020 of $0.2 million and $0.1 million, respectively and $0.5 million and $0.4 million for the nine months ended September 30, 2021 and 2020, respectively.

For the three and nine months ended September 30, 2021, the Company capitalized less than $0.1 million of interest expense associated with properties under development. No interest expense was capitalized for the three and nine months ended September 30, 2020.

The Company was in compliance with all of its debt covenants as of September 30, 2021 and expects to be in compliance for the following twelve-month period.

Debt Maturity

Payments on the Term Loan are interest only through maturity. All outstanding amounts on the Term Loan are due on December 23, 2024.

Note 7 – Derivative Financial Instruments

The Company uses interest rate derivative contracts to manage its exposure to changes in interest rates on its variable rate debt. These derivatives are considered cash flow hedges and are recorded on a gross basis at fair value. Assessments of hedge effectiveness are performed quarterly using either a qualitative or quantitative approach. The Company recognizes the entire change in the fair value in Accumulated Other Comprehensive Income (“AOCI”) and the change is reflected as cash flow hedge changes in fair value in the supplemental disclosures of non-cash investing and financing activities in the consolidated statement of cash flows. Effective September 28, 2020, such derivatives were initiated to hedge the variable cash flows associated with Term Loan. Accordingly, the interest rate for the variable rate Term Loan is based on the hedged fixed rate (one-month) of 0.21% compared to the variable Term Loan one-month LIBOR rate as of September 30, 2021 of 0.09%, plus a margin of 1.15%. The maturity date of the interest rate swaps coincide with the maturity date of the Term Loan.

Amounts will subsequently be reclassified to earnings when the hedged item affects earnings. The Company does not enter into derivative contracts for speculative or trading purposes and does not have derivative netting arrangements.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company evaluates counterparty credit risk through monitoring the creditworthiness of counterparties, which includes review of debt ratings and financial performance. To mitigate credit risk, the Company enters into agreements with counterparties it considers credit-worthy, such as large financial institutions with favorable credit ratings.

The Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (in thousands, except number of instruments):

	Number of Instruments		Notional
Interest Rate Derivatives	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Interest rate swaps	4	4	$175,000	$175,000

The following table presents the fair value of the Company's derivative financial instruments as well as their classification on the condensed consolidated balance sheets as of September 30, 2021 and December 31, 2020 (in thousands):

	Derivative Assets
		Fair Value at
Derivatives Designated as Hedging Instruments:	Balance Sheet Location	September 30, 2021	December 31, 2020
Interest rate swaps	Other assets, net	$2,316	$253

The following table presents the effect of the Company's interest rate swaps on the condensed consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2021 and 2020 (in thousands):

	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

Derivatives in Cash Flow Hedging Relationships	2021	2020		2021	2020
For the Three Months Ended September 30
Interest Rate Products	$(47)	$(129)	Interest expense, net	$(52)	$(1)

For the Nine Months Ended September 30
Interest Rate Products	$1,932	$(129)	Interest expense, net	$(131)	$(1)

The Company did not exclude any amounts from the assessment of hedge effectiveness for the three and nine months ended September 30, 2021 and 2020. During the next twelve months, the Company estimates that an additional $0.1 million will be reclassified as an increase to interest expense.

The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.

To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of September 30, 2021, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the Company’s derivative liabilities measured at fair value on a recurring basis as of September 30, 2021, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	Fair Value Hierarchy Level
Description	Level 1	Level 2	Level 3	Total Fair Value
September 30, 2021
Derivative assets	$—	$2,316	$—	$2,316

December 31, 2020
Derivative assets	—	253	—	253

Note 8 – Supplemental Detail for Certain Components of the Condensed Consolidated Balance Sheets

Other assets, net consist of the following (in thousands):

	September 30, 2021	December 31, 2020
Earnest money deposits	$1,424	$634
Accounts receivable, net	2,773	1,489
Deferred rent receivable	1,889	1,407
Prepaid assets	2,561	356
Fair value of interest rate swaps	2,316	253
Deferred offering costs	792	—
Deferred financing costs, net	897	1,198
Other assets	1,419	387
	$14,071	$5,724

Accounts payable, accrued expenses and other liabilities consists of the following (in thousands):

	September 30, 2021	December 31, 2020
Accrued expenses	$3,813	$2,035
Accrued bonus	1,290	1,561
Prepaid rent	1,343	1,551
Accounts payable	1,845	916
Other liabilities	867	245
	$9,158	$6,308

Note 9 – Shareholders’ Equity, Partners’ Capital and Preferred Equity

Common Stock

In September 2021, the Company and its Operating Partnership entered into an Equity Distribution Agreement with the financial institutions named therein pursuant to which the Company may, at its discretion, issue and sell its common stock with an aggregate gross offering price of up to $250.0 million (the “ATM Program”). In connection with the ATM Program, the Company may enter into forward sale agreements with certain financial institutions acting as forward purchasers whereby, at the Company's discretion, the forward purchasers may borrow and sell shares of common stock under the ATM Program. The use of forward sale agreements allows the Company to fix a share price on the sale of shares of common stock at the time the respective forward sale agreements are executed but defer settling the forward sale agreements and receiving the proceeds from the sale of shares until a later date. The proceeds from any sale of shares under the ATM program will be used for general corporate purposes, including funding investment activities.

Effective September 1, 2021, the Board of Directors of the Company (the “Board”) authorized a repurchase program for up to $150.0 million of common stock. Repurchases of common stock may be made at management’s discretion from time to time in open market transactions, privately negotiated transactions or by other means (including through Rule 10b5-1 trading plans or one or more accelerated stock repurchase programs). The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors and there can be no assurances that the Company will make any purchases under the common stock repurchase program.

On April 12, 2021, the Company completed a public offering of 10,915,688 shares of common stock, which included the full exercise of the underwriters’ option to purchase an additional 1,423,785 shares of common stock. Upon closing of the offering, the Company issued 10,915,688 shares of common stock and received net proceeds of $194.2 million after deducting the underwriting discount and transaction costs of $9.4 million. The Company contributed the net proceeds of the offering and related underwriters’ option to the Operating Partnership in exchange for 10,915,688 Class A OP Units.

During the nine months ended September 30, 2021, portions of restricted stock unit awards granted to certain of the Company’s officers, directors and employees vested. The vesting of these awards, granted pursuant to the Omnibus Incentive Plan (as defined in “Note 10 - Stock-Based Compensation”), resulted in federal and state income tax liabilities for the recipients. As permitted by the terms of the Omnibus Incentive Plan and the award grants, certain executive officers and employees elected to surrender a total of 14 thousand shares of common stock valued at approximately $0.3 million, solely to pay the associated statutory tax withholding. The surrendered shares are included in repurchase of shares of common stock on the condensed consolidated statements of cash flows.

On January 30, 2020, the initial purchaser in the Private Offering exercised its over-allotment option to purchase 2,936,885 shares of the Company’s common stock, which were delivered on February 6, 2020. Net proceeds to the Company from the over-allotment option exercise were $54.6 million which was net of initial purchaser’s discount and placement fees of $3.4 million. The over-allotment option exercise resulted in the issuance of 2,936,885 shares of common stock. The Company contributed the net proceeds to the Operating Partnership in exchange for 2,936,885 Class A OP Units.

Preferred Equity

To maintain the Company’s status as a REIT, on January 27, 2020, the Company issued and sold 125 shares of 12.0% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share, for $1,000 per share to accredited investors pursuant to Regulation D under the Securities Act. The shares of Series A Preferred Stock may be redeemed solely at the Company’s option for consideration equal to $1,000 per share, plus accrued and unpaid dividends thereon to and including the date fixed for redemption, plus a redemption premium as follows (i) until December 31, 2021, $100 and (ii) thereafter, no redemption premium.

In May 2020, the Company declared a preferred dividend of $51.33 per share of Series A Preferred Stock to holders of record as of June 15, 2020. The preferred dividend was settled in cash on June 30, 2020.

The Company redeemed all 125 outstanding shares of Series A Preferred Stock upon the completion of the initial public offering for approximately $0.1 million, which included the payment of accrued dividends for the period from July 1, 2020 to August 18, 2020 and a redemption premium of $100 per share. As of December 31, 2020, there were no shares of preferred stock outstanding.

Dividends

During the nine months ended September 30, 2021, the Company declared and paid the following common stock dividends (in thousands, except per share data):

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
March 3, 2021	$0.20	March 15, 2021	$5,687	March 30, 2021
April 27, 2021	0.20	June 1, 2021	7,890	June 15, 2021
July 27, 2021	0.20	September 1, 2021	7,916	September 15, 2021
	$0.60		$21,493

The holders of OP Units are entitled to an equal distribution per Class A and B OP Unit held as of each record date. Accordingly, during the nine months ended September 30, 2021, the Operating Partnership paid distributions of $0.9 million to holders of OP Units.

Noncontrolling Interests

Noncontrolling interests represent noncontrolling holders of OP Units in the Operating Partnership. OP Units are convertible into common stock as the OP Units may be redeemed for cash or, at the Company’s election, exchanged for shares of the Company’s common stock on a one-for-one basis. As of September 30, 2021 and December 31, 2020, noncontrolling interests represented 3.2% and 5.9%, respectively of OP Units. During the three months ended September 30, 2021, OP Unit holders redeemed 65,840 OP units into shares of common stock on a one-for-one basis. During the nine months ended September 30, 2021, OP Unit holders redeemed 462,357 OP units into shares of common stock on a one-for-one basis.

Note 10 – Stock-Based Compensation

Under the NETSTREIT Corp. 2019 Omnibus Incentive Compensation Plan (the “Omnibus Incentive Plan”), 2,094,976 shares of common stock are reserved for issuance. The Omnibus Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, long-term incentive plan units, dividend equivalent rights, and other share-based, share-related or cash-based awards, including performance-based awards, to employees, directors and consultants, with each grant evidenced by an award agreement providing the terms of the award. The Omnibus Incentive Plan is administered by the Compensation Committee of the Board of Directors.

As of September 30, 2021, the only stock-based compensation granted by the Company were restricted stock units. The total amount of stock-based compensation costs recognized in general and administrative expense in the accompanying condensed consolidated statements of operations and comprehensive income (loss) was $1.0 million and $1.8 million for the three months ended September 30, 2021 and 2020. Stock-based compensation for the nine months ended September 30, 2021 and 2020 was $2.6 million and $1.8 million, respectively. All awards of unvested restricted stock units are expected to fully vest over the next one to five years.

Performance-Based Restricted Stock Units

Pursuant to the Omnibus Incentive Plan, the Company made performance-based restricted stock unit grants to certain employees and non-employee directors. The performance condition required the Company to effectively file a shelf registration statement. Up until the point of filing the registration statement, performance was not deemed probable and accordingly, no restricted stock units had the capability of vesting and no stock-based compensation expense was recorded. As a result of the Company's initial public offering in August 2020, the performance condition was satisfied and the Company recorded a stock-based compensation expense catch-up adjustment of $1.4 million. The vesting terms of these grants are specific to the individual grant and vest in equal annual installments over the next three to five years.

The following table summarizes performance-based restricted stock unit activity for the period ended September 30, 2021:

	Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted stock grants outstanding as of December 31, 2020	207,803	$19.75
Vested during the period	(15,823)	19.75
Unvested restricted stock grants outstanding as of September 30, 2021	191,980	$19.75

For the three and nine months ended September 30, 2021, the Company recognized $0.3 million and $0.9 million, respectively, in stock-based compensation expense associated with performance-based restricted stock units. As of September 30, 2021 and December 31, 2020, the remaining unamortized stock-based compensation expense totaled $1.6 million and $2.6 million, respectively and as of September 30, 2021, these awards are expected to be recognized over a remaining weighted average period of 2.2 years. These units are subject to graded vesting and stock-based compensation expense is recognized ratably over the requisite service period for each vesting tranche in the award.

The grant date fair value of unvested restricted units is calculated as the per share price determined in the Private Offering.

Service-Based Restricted Stock Units

Pursuant to the Omnibus Incentive Plan, the Company has made service-based restricted stock unit grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant and vest in equal annual installments over the next one to five years.

The following table summarizes service-based restricted stock unit activity for the period ended September 30, 2021:

	Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted stock grants outstanding as of December 31, 2020	169,793	$18.00
Granted during the period	164,076	17.62
Forfeited during the period	(7,673)	17.93
Vested during the period	(34,367)	18.00
Unvested restricted stock grants outstanding as of September 30, 2021	291,829	$17.79

For the three and nine months ended September 30, 2021, the Company recognized $0.5 million and $1.1 million, respectively, in stock-based compensation expense associated with service-based restricted stock units. As of September 30, 2021 and December 31, 2020, the remaining unamortized stock-based compensation expense totaled $4.4 million and $2.8 million, respectively and as of September 30, 2021, these awards are expected to be recognized over a remaining weighted average period of 3.1 years. Stock-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The grant date fair value of service based unvested restricted units is calculated as the per share price determined in the initial public offering for awards granted in 2020 and as the per share price of the Company’s stock on the date of grant for those granted in 2021.

Market-Based Restricted Stock Units

Pursuant to the Omnibus Incentive Plan, the Company has made market-based restricted stock unit grants to certain employees. These grants are subject to the participant’s continued service over a three year period with 40% of the award based on the Company’s total shareholder return (“TSR”) as compared to the TSR of 33 peer companies and 60% of the award based on total absolute TSR over the cumulative three year period. The performance period of these grants runs through March 8, 2024. Grant date fair value of the market-based share awards was calculated using the Monte Carlo simulation model, which incorporated stock price volatility of the Company and each of the Company’s peers and other variables over the performance period. Significant inputs for the calculation were expected volatility of the Company of 42.8% and expected volatility of the Company's peers, ranging from 28.7% to 90.7%, with an average volatility of 46.3% and a risk-free interest rate of 0.34%. The fair value per share on the grant date specific to the target TSR relative to the Company’s peers was $20.18 and the target absolute TSR was $16.46 for a weighted average grant date fair value of $17.77 per share. Stock-based compensation expense associated with unvested market-based share awards is recognized on a straight-line basis over the minimum required service period, which is three years.

The following table summarizes market-based restricted stock unit activity for the period ended September 30, 2021:

	Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted stock grants outstanding as of December 31, 2020	—	$—
Granted during the period	135,766	17.77
Forfeited during the period	(1,299)	17.77
Unvested restricted stock grants outstanding as of September 30, 2021	134,467	$17.77

For the three and nine months ended September 30, 2021, the Company recognized $0.2 million and $0.4 million in stock-based compensation expense associated market-based restricted stock units. As of September 30, 2021, the remaining unamortized stock-based compensation expense totaled $2.0 million and as of September 30, 2021, these awards are expected to be recognized over a remaining weighted average period of 2.4 years.

Note 11 – Earnings Per Share

Net income (loss) per common share has been computed pursuant to the guidance in the FASB ASC Topic 260, Earnings per Share. Basic earnings per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is similarly calculated except that the denominator is increased by using the treasury stock method to determine the potential dilutive effect of the Company’s outstanding unvested restricted stock units and using the if-converted method to determine the potential dilutive effect of the Company’s OP Units. The Company has noncontrolling interests in the form of OP Units which are convertible into common stock and represent potentially dilutive securities, as the OP Units may be redeemed for cash or, at the Company’s election, exchanged for shares of the Company’s common stock on a one-for-one basis. The following table is a reconciliation of the numerator and denominator used in the computation of basic and diluted net income (loss) per common share for the three and nine months ended September 30, 2021 and 2020.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share data)	2021	2020	2021	2020
Numerator:
Net income (loss)	2,944	(2,341)	1,055	(4,298)
Net (income) loss attributable to noncontrolling interests	(96)	263	(42)	799
Preferred stock dividends	—	(36)	—	(42)
Net income (loss) attributable to common shares, basic	2,848	(2,114)	1,013	(3,541)
Net income (loss) attributable to noncontrolling interest	96	(263)	42	(799)
Net income (loss) attributable to common shares, diluted	$2,944	$(2,377)	$1,055	$(4,340)

Denominator:
Weighted average common shares outstanding, basic	39,559,605	18,825,389	35,359,551	13,771,457
Effect of dilutive shares for diluted net income per common share:
OP Units	1,334,571	—	1,462,419	—
Unvested RSUs	439,403	—	286,455	—
Weighted average common shares outstanding, diluted	41,333,579	18,825,389	37,108,425	13,771,457

Net income (loss) available to common stockholders per common share, basic	$0.07	$(0.11)	$0.03	$(0.26)
Net income (loss) loss available to common stockholders per common share, diluted	$0.07	$(0.11)	$0.03	$(0.26)

For the three and nine months ended September 30, 2020, diluted net loss per common share does not assume the conversion of OP Units or unvested RSUs as such conversion would be antidilutive.

For the three months ended September 30, 2020, diluted net loss per common share does not assume the conversion of 4,310,286 OP Units or 24,302 unvested RSUs and for the nine months ended September 30, 2020 does not assume the conversion of 4,402,437 OP Units or 8,101 unvested RSUs.

As of September 30, 2021 and December 31, 2020, there were 1,289,525 and 1,751,882 of OP Units outstanding, respectively.

Note 12 – Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, from time to time, the Company may be subject to litigation, claims and regulatory matters, none of which are currently outstanding, which the Company believes could have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations, liquidity or cash flows.

Environmental Matters

The Company is subject to environmental regulations related to the ownership of real estate. The cost of complying with the environmental regulations was not material to the Company’s results of operations for any of the periods presented. The Company is not aware of any environmental condition on any of its properties that is likely to have a material adverse effect on the condensed consolidated financial statements when the fair value of such liability can be reasonably estimated and is required to be recognized.

Commitments

In the normal course of business, the Company enters into various types of commitments to purchase real estate properties or fund development projects. These commitments are generally subject to the Company’s customary due diligence process and, accordingly, a number of specific conditions must be met before the Company is obligated or receives an option to purchase the properties. Additionally, as of September 30, 2021, the Company had commitments to fund five properties under development totaling $16.9 million, of which $9.5 million has been funded to date and the remaining is expected to be funded over the next five months.

In August 2021, the Company entered into a lease agreement on a new corporate office space, which will be classified as an operating lease. The space is currently undergoing construction with an anticipated move-in date occurring in the first quarter of 2022. The Company expects to incur approximately $2.2 million of leasehold improvement costs, of which $1.0 million will be refunded by the landlord through tenant allowances. The lease has an initial term that expires on July 31, 2032 and is renewable at the Company’s option for two additional periods of five years each after the initial term. Annual rent expense, excluding operating expenses, is expected to be approximately $0.5 million during the initial term. Furthermore, the Company’s facilities agreement with EB Arrow terminated effective July 2021 and an occupancy license was executed directly with the building owner of the Company’s current corporate office space. The occupancy license is set to expire in February 2022.

The Company incurred significant damages to a property in Houma, Louisiana as a result of Hurricane Ida making landfall in August 2021. As of September 30, 2021, the Company recorded a loss based on estimated damages of $0.5 million in the accompanying condensed consolidated statements of operations and comprehensive income (loss), which has been fully offset by insurance proceeds deemed probable of recovery. Repair and replacement costs are expected to be approximately $1.3 million which is covered by insurance, less the Company’s $0.1 million deductible. No gain contingency has been realized as of September 30, 2021. The Company anticipates a construction period of three to six months, during which time customer rental payments will be abated. During the abatement period, lost rent is also covered by the Company’s insurance policy.

As of September 30, 2021, the Company did not have any other material commitments for re-leasing costs, recurring capital expenditures, non-recurring building improvements, or similar types of costs.

During March 2021, the Company executed the Alignment of Interest Program (the “Program”) which allows employees to elect to receive a portion of their 2021 bonus in unvested restricted stock units in the first quarter of 2022 and would vest over a four-year service period beginning April 1, 2021. The Program is deemed to be a liability-classified award (accounted for as an equity-classified award as the service date precedes the grant date and the award would otherwise by classified as equity on grant date) which will be fair-valued and accrued over the applicable service period beginning April 1, 2021. The total estimated fair value of the Program as of September 30, 2021 is approximately $1.0 million. The award will be remeasured to fair value each reporting period. For the three and nine months ended September 30, 2021, the Company recognized approximately $0.1 million in stock-based compensation expense associated with this award.

Note 13 – Related-Party Transactions

Effective with the Private Offering and commencement of the Company’s operations on December 23, 2019, the Company executed a facilities agreement with a subsidiary of EB Arrow Holdings, LLC (“EB Arrow”), which was subsequently amended in April 2021 and ultimately terminated in July 2021. Under the facilities agreement, the Company shared in office rent by paying a fixed monthly rate and office related expenses based on employee headcount. For the three months ended September 30, 2021, the Company incurred no expenses and for the three months ended September 30, 2020, the Company incurred $0.1 million related expenses. For the nine months ended September 30, 2021 and 2020, the Company incurred approximately $0.1 million and $0.2 million in related expenses.

Note 14 – Subsequent Events

The Company has evaluated all events that occurred subsequent to September 30, 2021 through the date on which these condensed consolidated financial statements were issued to determine whether any of these events required disclosure in the financial statements.

Real Estate Investment Activity

Since September 30, 2021, the Company acquired 12 properties for a total purchase price, including capitalized transaction costs, of $90.0 million.

Common Stock Dividend

On October 26, 2021, the Company's Board of Directors declared a cash dividend of $0.20 per share for the fourth quarter of 2021 which will be paid on December 15, 2021 to shareholders of record on December 1, 2021.

Corporate Office Operating Lease

In August 2021, the Company entered into a lease agreement on a new corporate office space, which will be classified as an operating lease. The lease commenced in October 2021, at which point the Company recorded a right-of-use asset and lease liability of approximately $4.6 million.

Revolver Borrowing

In October 2021, the Company borrowed $70.0 million on the Revolver which will be used for general corporate purposes, including the acquisition of properties in the Company’s pipeline.

OP Unit Conversions to Common Stock

There were 7,119 OP Units redeemed for shares of common stock on a one-for-one basis subsequent to September 30, 2021.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements concerning our business and growth strategies, investment, financing and leasing activities and trends in our business, including trends in the market for single-tenant, retail commercial real estate. Words such as “expects,” “anticipates,” “intends,” “plans,” “likely,” “will,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Quarterly Report on Form 10-Q may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved. For a further discussion of these and other factors that could impact future results, performance or transactions, see the information under the heading “Risk Factors” Part I, Item 1A. in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2021 and other reports filed with the SEC from time to time.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Quarterly Report on Form 10-Q. New risks and uncertainties may arise over time and it is not possible for us to predict those events or how they may affect us. Many of the risks identified herein and in our periodic reports have been and will continue to be heightened as a result of the ongoing and numerous adverse effects arising from the novel coronavirus (COVID-19). We expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

Overview

We are an internally-managed real estate company that acquires, owns and manages a diversified portfolio of single-tenant, retail commercial real estate subject to long-term net leases with high credit quality tenants across the United States. Our diversified operating portfolio consists of 286 single-tenant retail net leased properties spanning 40 states, with tenants representing 60 different brands or concepts across 22 retail sectors. Our portfolio generates annualized base rent (“ABR”)(1) of $59.8 million and is 100% occupied, with a weighted average lease term (“WALT”) of 10.0 years and consisting of approximately 71% and 15% of investment grade tenants and investment grade profile tenants, respectively, by ABR, which we believe provides us with a strong, stable source of recurring cash flow. Our tenants operate in industries where a physical location is critical to the generation of sales and profits, with a focus on necessity goods and essential services in the retail sector, including home improvement, auto parts, drug stores and pharmacies, general retail, grocers, convenience stores, discount stores, and quick-service restaurants, which we refer to as defensive retail industries. We believe these characteristics make our tenants’ businesses e-commerce resistant and resilient through all economic cycles. We completed our initial public offering on August 17, 2020 and our common stock trades on the New York Stock Exchange under the symbol “NTST.”

(1)    ABR is calculated by multiplying (i) cash rental payments (a) for the month ended September 30, 2021 (or, if applicable, the next full month's cash rent contractually due in the case of rent abatements, rent deferrals, recently acquired properties and properties with contractual rent increases, other than properties under development) for leases in place as of September 30, 2021, plus (b) for properties under development, the first full month's permanent cash rent contractually due after the development period by (ii) 12.

COVID-19

We continue to monitor the global outbreak of COVID-19 and to take steps to mitigate the potential risks to us posed by the pandemic, including the identification and spread of variants. In addition, we continue to stay in close contact with our tenants and monitor the timeliness of rental payments and any significant changes in our tenants' businesses. See “Note 2 - Summary of Significant Accounting Policies” to our condensed consolidated financial statements included herein. The Company’s operations and cash flows for the three and nine months ended September 30, 2021 and 2020 were not materially impacted by COVID-19.

Recent Developments

In September 2021, the Company and its Operating Partnership entered into an Equity Distribution Agreement with the financial institutions named therein pursuant to which the Company may, at its discretion, issue and sell its common stock with an aggregate gross offering price of up to $250.0 million (the “ATM Program”). In connection with the ATM Program, the Company may enter into forward sale agreements with certain financial institutions acting as forward purchasers whereby, at the Company's discretion, the forward purchasers may borrow and sell shares of common stock under the ATM Program. The use of forward sale agreements allows the Company to fix a share price on the sale of shares of common stock at the time the respective forward sale agreements are executed but defer settling the forward sale agreements and receiving the proceeds from the sale of shares until a later date. The proceeds from any sale of shares under the ATM program will be used for general general corporate purposes, including funding investment activities.

Effective September 1, 2021, the Board of Directors of the Company (the “Board”) authorized a repurchase program for up to $150.0 million of common stock. Repurchases of common stock may be made at management’s discretion from time to time in open market transactions, privately negotiated transactions or by other means (including through Rule 10b5-1 trading plans or one or more accelerated stock repurchase programs). The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors and there can be no assurances that the Company will make any purchases under the common stock repurchase program.

Results of Operations

Overall

The Company continued to grow its assets held for investment by increasing its asset base from 203 properties as of December 31, 2020 to 290 properties as of the end of September 30, 2021, inclusive of real estate development projects owned by the Company. The Company has committed to five real estate development projects with total projected capital spend of $16.9 million of which $9.5 million has been funded as of September 30, 2021. This growth has been facilitated by successfully raising $640.5 million of net equity capital as a result of private and public offerings since December 23, 2019.

Acquisitions

During the three months ended September 30, 2021, the Company acquired 26 retail net lease properties for a total purchase price, inclusive of capitalized acquisition costs, of $86.9 million. The acquisitions were all accounted for as asset acquisitions. These properties are located in 13 states with a WALT of approximately 12.4 years. The underwritten weighted-average capitalization rate on the Company’s third quarter acquisitions was approximately 6.2%.

During the nine months ended September 30, 2021, the Company acquired 92 retail net lease properties for a total purchase price, inclusive of capitalized acquisition costs, of $292.0 million. These properties are located in 30 states with a WALT of approximately 10.2 years. The underwritten weighted-average capitalization rate on the Company’s year-to-date acquisitions was approximately 6.5%.

Development

The Company acquired two properties in the third quarter of 2021, and upon acquisition commenced development of build-to-suit projects. These properties are expected to be substantially completed with rent commencing during the fourth and first quarter of 2021 and 2022, respectively. During the three months ended September 30, 2021, the Company invested a total of $2.5 million in the projects.

The Company acquired or invested in a total of five properties during the nine months ended September 30, 2021, and upon acquisition commenced development of build-to-suit projects. These properties are expected to be substantially completed with rent commencing during the fourth and first quarter of 2021 and 2022, respectively. During the nine months ended September 30, 2021, the Company invested a total of $9.5 million in the projects.

Dispositions

During the three and nine months ended September 30, 2021, the Company sold four and nine properties, respectively, for a total sales price, net of disposal costs, of $18.1 million and $30.4 million, respectively, recognizing a net gain on sale of $2.0 million and $2.5 million, respectively.

Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020

The following table sets forth our operating results for the periods indicated (in thousands):

	Three Months Ended September 30,
	2021	2020
Revenues
Rental revenue (including reimbursable)	$15,603	$9,652
Operating expenses
Property	1,737	624
General and administrative	3,776	4,109
Depreciation and amortization	8,074	4,692
Provisions for impairment	—	363
Transaction costs	132	1,241
Total operating expenses	13,719	11,029
Other income (expense)
Interest expense, net	(895)	(1,018)
Gain on sales of real estate, net	1,955	54
Total other income (expense), net	1,060	(964)
Net income (loss)	$2,944	$(2,341)

Revenue. Revenue for the three months ended September 30, 2021 increased by $5.9 million to $15.6 million from $9.7 million for the three months ended September 30, 2020. This is primarily due to an increase in the real estate portfolio from 94 properties as of January 1, 2020 to 286 properties as of September 30, 2021. The increase includes an increase in cash rental receipts of $5.1 million and an increase in property expense reimbursements of $1.0 million, offset by combined net decreases of $0.2 million in straight-line rent and amortization of above- and below-market lease related intangible assets.

Total Operating Expenses. Total expenses increased by $2.7 million to $13.7 million for the three months ended September 30, 2021 as compared to $11.0 million for the three months ended September 30, 2020. The increase in operating expenses is primarily attributed to increases in the number of operating properties, provisions for impairment and stock-based compensation expense, offset by prior period expenses associated with the consummation of the Company’s initial public offering in August 2020. Total operating expenses include the following:

•Property Expenses. Property expenses increased $1.1 million to $1.7 million for the three months ended September 30, 2021 from $0.6 million for the three months ended September 30, 2020. The increase is primarily attributed to the increase in the real estate portfolio from 94 to 290 properties. The largest increases resulted from reimbursable property taxes of $0.6 million and reimbursable maintenance expense of $0.3 million.

•General and Administrative Expenses. General and administrative expenses decreased $0.3 million to $3.8 million for the three months ended September 30, 2021 from $4.1 million for the three months ended September 30, 2020. The decrease is primarily due to a net decrease in stock-based compensation and bonus expense of $0.7 million and $0.2 million, respectively, associated with the prior period cumulative catch-up recorded upon executing the initial public offering, offset by an increase of $0.2 million in payroll expenses and additional combined increases of $0.3 million in other general expenses.

•Depreciation and Amortization. Depreciation and amortization expense increased $3.4 million to $8.1 million for the three months ended September 30, 2021 from $4.7 million for the three months ended September 30, 2020. The increase in depreciation and amortization is proportionate to the increase in the size of the portfolio over the comparable period with associated increases in building depreciation expense of $1.4 million, in-place lease amortization expense of $1.1 million, and building and leasehold improvements depreciation expense of $0.9 million.

•Provision for Impairment. For the three months ended September 30, 2021, no provision for impairment was recorded. For the three months ended September 30, 2020, we recorded a provision for impairment of $0.4 million on two properties which were classified as held-for-sale as of September 30, 2020 and subsequently sold. These impairments and subsequent disposals relate to our plan of strategically identifying properties that can be re-leased or disposed of in an effort to improve returns and manage risk exposure.

•Transaction costs. Transaction costs decreased by $1.1 million to $0.1 million for the three months ended September 30, 2021 from $1.2 million for the three months ended September 30, 2020. The decrease in transaction costs primarily relates to a decrease of $0.9 million of expenses incurred in 2020 to facilitate our initial public offering in addition to a decreases of $0.2 million in costs incurred for abandoned acquisitions and expenses associated with property acquisitions.

Interest Expense. Interest expense decreased by $0.1 million to $0.9 million for the three months ended September 30, 2021 from $1.0 million for the three months ended September 30, 2020. The decrease is due to a lower average balance in borrowings outstanding under the Revolver (as defined in “Note 6 - Debt” to our condensed consolidated financial statements included herein).

Gain on sales of real estate, net. Net gain on sales of real estate increase by $1.9 million to $2.0 million for the three months ended September 30, 2021 from $0.1 million for the three months ended September 30, 2020. The table below summarizes the properties sold for the periods indicated (dollars in thousands):

	Three Months Ended September 30,
	2021	2020
Number of properties sold	4	1
Sales price, net of disposal costs	$18,118	$1,861
Gain on sales of real estate, net	$1,955	$54

Net income (loss). Net income increased $5.2 million to $2.9 million for the three months ended September 30, 2021 from a net loss of $2.3 million for the three months ended September 30, 2020. Net income increased primarily due to the growth in the size of our real estate investment portfolio, which generated additional rental revenues, and to an increase related to net gains on sales of real estate, offset partially by increases in depreciation and amortization expenses, and to increases in general and administrative expenses related to both our growth and incremental costs associated with becoming a public company, as set forth above.

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

The following table sets forth our operating results for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2021	2020
Revenues
Rental revenue (including reimbursable)	$41,333	$22,277
Operating expenses
Property	4,002	1,344
General and administrative	10,904	7,841
Depreciation and amortization	21,078	10,153
Provisions for impairment	3,539	1,773
Transaction costs	464	2,969
Total operating expenses	39,987	24,080
Other income (expense)
Interest expense, net	(2,693)	(3,815)
Gain on sales of real estate, net	2,452	1,070
Gain on forfeited earnest money deposit	—	250
Total other expense, net	(241)	(2,495)
Net income (loss) before income tax expense	1,105	(4,298)
Income tax expense	(50)	—
Net income (loss)	$1,055	$(4,298)

Revenue. Revenue for the nine months ended September 30, 2021 increased by $19.0 million to $41.3 million from $22.3 million for the nine months ended September 30, 2020. This is primarily due to an increase in the real estate portfolio from 94 properties as of January 1, 2020 to 286 properties as of September 30, 2021. The increase includes an increase in cash rental receipts of $17.1 million, combined net increases of property expense reimbursements of $2.5 million, of which $1.3 million was related to tax reimbursements, an increase in amortization of above- and below-market lease related intangible assets of $0.2 million, offset by a decrease in straight-line rental revenue of $0.7 million.

Total Operating Expenses. Total expenses increased by $15.9 million to $40.0 million for the nine months ended September 30, 2021 as compared to $24.1 million for the nine months ended September 30, 2020. The increase in operating expenses is primarily attributed to increases in the number of operating properties, provisions for impairment and stock-based compensation expense, offset by prior period expenses associated with the consummation of the Company’s initial public offering in August 2020. Total operating expenses include the following:

•Property Expenses. Property expenses increased $2.7 million to $4.0 million for the nine months ended September 30, 2021 from $1.3 million for the nine months ended September 30, 2020. The increase is primarily attributed to the increase in the real estate portfolio from 94 to 286 properties. The largest increases are from reimbursable property taxes of $1.3 million, reimbursable maintenance expense of $1.0 million, and reimbursable insurance expenses of $0.3 million.

•General and Administrative Expenses. General and administrative expenses increased $3.1 million to $10.9 million for the nine months ended September 30, 2021 from $7.8 million for the nine months ended September 30, 2020. The increase is primarily due to payroll expense associated with increased management and staff to support the Company as a newly public company of $0.8 million, an increase in stock-based compensation expense of $0.9 million, an increase in insurance related expenses of $0.5 million, an increase in professional and consulting services of $0.5 million, with remaining additional combined net increases in other general expenses.

•Depreciation and Amortization. Depreciation and amortization expense increased $10.9 million to $21.1 million for the nine months ended September 30, 2021 from $10.2 million for the nine months ended September 30, 2020. The increase in depreciation and amortization is proportionate to the increase in the size of the portfolio over the comparable period with associated increases in building depreciation expense of $4.7 million, in-place lease amortization expense of $3.4 million, and building and leasehold improvements depreciation expense of $2.8 million.

•Provision for Impairment. For the nine months ended September 30, 2021, we recorded a provision for impairment of $3.5 million on three properties, one of which was classified as held-for-sale as of December 31, 2020 and sold during the period and two of which were classified as held-for-sale and sold during the period. For the nine months ended September 30, 2020, we recorded a provision for impairment of $1.8 million on four properties, which were classified as held-for-sale as of September 30, 2020 and subsequently sold. These impairments and subsequent disposals relate to our plan of strategically identifying properties that can be re-leased or disposed of in an effort to improve returns and manage risk exposure.

•Transaction costs. Transaction costs decreased by $2.5 million to $0.5 million for the nine months ended September 30, 2021 from $3.0 million for the nine months ended September 30, 2020. The decrease in transaction costs includes a decrease of $2.2 million of expenses incurred in 2020 to facilitate our initial public offering and a decrease of $0.3 million of expenses incurred for abandoned acquisitions and expenses associated with property acquisitions.

Interest Expense. Interest expense decreased by $1.1 million to $2.7 million for the nine months ended September 30, 2021 from $3.8 million for the nine months ended September 30, 2020. The decrease is primarily due to the decrease in the effective interest rate of the Term Loan in addition to a decrease in interest expense due to a lower average balance in borrowings outstanding under the Revolver (as defined in “Note 6 - Debt” to our condensed consolidated financial statements included herein).

Gain on sales of real estate, net. Net gain on sales of real estate increased by $1.4 million to $2.5 million for the nine months ended September 30, 2021 from $1.1 million for the nine months ended September 30, 2020. The table below summarizes the properties sold for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2021	2020
Number of properties sold	9	3
Sales price, net of disposal costs	$30,436	$11,778
Gain on sales of real estate, net	$2,452	$1,070

Net income (loss). Net income increased $5.4 million to $1.1 million for the nine months ended September 30, 2021 from a net loss of $4.3 million for the nine months ended September 30, 2020. Net income increased primarily due to growth in the size of our real estate investment portfolio, which generated additional rental revenues, offset partially by an increase in depreciation and amortization expenses, to decreases in interest expense and transaction costs, and to an increase related to net gains on sales of real estate, offset by an increase in provisions for impairment and to increases in general and administrative expenses related to both our growth and incremental costs associated with becoming a public company, as set forth above.

Liquidity and Capital Resources

Our primary capital requirements are to fund property acquisitions and required interest payments, as well as working capital needs, operating expenses and capital expenditures. Our capital resources primarily consist of cash from operations, sales of equity securities (including private and public offerings) and borrowings under our Credit Facility. As of September 30, 2021, we had a $175.0 million Term Loan and $17.0 million of borrowings outstanding under our $250.0 million Revolver. We believe that the net proceeds of $194.2 million from our April 2021 public offering of common stock, coupled with our cash flows from operations and available borrowing capacity, will be adequate to support our ongoing operations and to fund our debt service requirements, capital expenditures and working capital for at least the next 12 months.

Contractual Obligations

As of September 30, 2021, our contractual obligations include the maturity of our $175.0 million Term Loan with the scheduled principal payment due on December 23, 2024 and repayment of borrowings on our $250.0 million Revolver. During the three months ended September 30, 2021, we borrowed $17.0 million on our Revolver at a weighted-average interest rate of 1.26% to fund specifically identified property acquisitions.

Additionally, we previously borrowed and repaid $13.0 million on our Revolver at a weighted average interest rate of 1.24% to fund specifically identified property acquisitions. A portion of the net proceeds from our April 12, 2021 public offering were used to repay the borrowing in full.

The following table provides information with respect to our commitments as of September 30, 2021 (in thousands):

	Payment Due by Period
	Total	From October 1, 2021 to December 31, 2021	1 – 3 Years	3 – 5 Years
Contractual Obligations
Term Loan – Principal	$175,000	$—	$—	$175,000
Term Loan – Variable interest (1)	7,670	594	4,752	2,324
Revolver - Borrowings	17,000	—	17,000	—
Revolver - Variable interest	487	55	432	—
Unutilized borrowing fees on Revolver (2)	1,298	146	1,152	—
Total	$201,455	$795	$23,336	$177,324
(1)     Effective September 28, 2020, we entered into an interest rate hedge to fix the interest rate on our Term Loan. Accordingly, the projected interest rate obligations for the variable rate Term Loan is based on the hedged fixed rate (one-month) of 0.21% compared to the variable Term Loan one-month LIBOR rate as of September 30, 2021 of 0.09%, plus a margin of 1.15% based on the $175.0 million Term Loan outstanding through the maturity date of December 23, 2024.
(2)     We are subject to a variable unutilized borrowing fee on our $250.0 million Revolver. This reflects our projected unutilized borrowing fee at 0.25% assuming no additional borrowing through the maturity date of December 23, 2023.

In August 2021, the Company entered into a lease agreement on a new corporate office space, which will be classified as an operating lease. The space is currently undergoing construction with an anticipated move-in date occurring in the first quarter of 2022. The Company expects to incur approximately $2.2 million in leasehold improvement costs, of which $1.0 million will be refunded by the landlord through tenant allowances. The lease has an initial term that expires on July 31, 2032 and is renewable at the Company’s option for two additional periods of five years each after the initial term. Annual rent expense, excluding operating expenses, is expected to be approximately $0.5 million during the initial term.

Additionally, in the normal course of business, the Company enters into various types of commitments to purchase real estate properties or fund development projects. These commitments are generally subject to the Company’s customary due diligence process and, accordingly, a number of specific conditions must be met before the Company is obligated or receives an option to purchase the properties. As of September 30, 2021, the Company had commitments to fund properties under development totaling $16.9 million, of which $9.5 million million has been funded to date and the remaining is expected to be funded over the next five months.

Credit Facility

In December 2019, we entered into a Credit Facility consisting of (i) a $175.0 million senior secured Term Loan and (ii) a $250.0 million senior secured Revolver. Wells Fargo Securities, LLC is lead arranger and bookrunner and Wells Fargo Bank, National Association is the Administrative Agent.

The Term Loan matures on December 23, 2024 and the Revolver matures on December 23, 2023, subject to extension up to one year. The Credit Facility is unsecured as the Administrative Agent released the collateral in connection with the Company’s satisfaction of the collateral release requirements in the fourth quarter of 2020. Therefore, interest rates under the Credit Facility are based on the Company’s consolidated total leverage ratio, and are determined by (A) in the case of Term Loan either (i) LIBOR, plus a margin ranging from 1.15% to 1.60%, based on the Company’s consolidated total leverage ratio, or (ii) a Base Rate (as defined in the Credit Facility), plus a margin ranging from 0.15% to 0.60%, based on the Company’s consolidated total leverage ratio and (B) in the case of Revolving Loans either (i) LIBOR, plus a margin ranging from 1.20% to 1.80%, based on the Company’s consolidated total leverage ratio, or (ii) a Base Rate (as defined in the Credit Facility), plus a margin ranging from 0.20% to 0.80%, based on the Company’s consolidated total leverage ratio. Interest is payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The stated interest rate as of September 30, 2021 was 1.25%.

The Company uses interest rate derivative contracts to manage its exposure to changes in interest rates on its variable rate debt. These derivatives are considered cash flow hedges and are recorded on a gross basis at fair value. Effective September 28, 2020, such derivatives were used to hedge the variable cash flows associated with the Term Loan.

Historical Cash Flow Information

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

	Nine Months Ended September 30,
	2021	2020
(in thousands)	(Unaudited)
Net cash provided by (used in):
Operating activities	$19,206	$5,699
Investing activities	(271,963)	(316,922)
Financing activities	187,758	278,914

Cash Flows Provided By Operating Activities. Net cash provided by operating activities increased by $13.5 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The increase was largely attributed to the increase in the size of the Company’s real estate investment portfolio with an increase in rental receipts of $17.1 million, offset primarily by $4.0 million of lease incentives paid during the period and other increases in operating and general and administrative expenses associated with our larger portfolio.

Cash Flows Used In Investing Activities. Net cash used in investing activities decreased by $44.9 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The decrease is primarily due to acquisition, development and disposal activity. The Company spent $35.3 million less on the acquisition of real estate and received $18.6 million more as a result of disposals, offset by $8.2 million more spent on the development of real estate.

Cash Flows Provided By Financing Activities. Net cash provided by financing activities decreased by $91.1 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The decrease is primarily attributed to receiving $87.7 million less net proceeds from the April 2021 public offering as compared to the exercise of the over-allotment option in the Private Offering in February 2020 and the initial public offering in August 2020. Additionally, the Company paid $19.6 million more of dividends and distributions during the nine months ended September 30, 2021 than the prior period. The Company also borrowed $17.0 million in the third quarter of 2021 which had not been repaid as of September 30, 2021.

Income Taxes

The Company elected to be treated and qualify as a REIT for U.S. federal income tax purposes beginning with its short taxable year ended December 31, 2019. To qualify as a REIT, the Company must meet certain organizational, income, asset and distribution tests. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions of all of its taxable income to its shareholders and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and share ownership tests. The Company intends to make sufficient distributions during 2021 to receive a full dividends paid deduction.

NETSTREIT TRS is treated as a taxable REIT subsidiary which may be subject to U.S. federal, state, and local income taxes on its taxable income. In general, NETSTREIT TRS may perform services for tenants of the Company, hold assets that the Company cannot hold directly and may engage in any real estate or non-real estate-related business.

During the three and nine months ended September 30, 2021, the Company recognized franchise and other state and local tax expenses in general and administrative and recognized state and federal income tax expense in income tax expense in the accompanying condensed consolidated statements of operations and comprehensive income (loss).

Recent Accounting Pronouncements

A discussion of new accounting standards and the possible effects of these standards on our condensed consolidated financial statements is included in “Note 2 - Summary of Significant Accounting Policies” of our condensed consolidated financial statements, included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. A summary of our critical accounting policies is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2020, which is accessible on the SEC’s website at www.sec.gov. There have been no material changes to these policies during the periods covered by this quarterly report.

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We also disclose the following non-GAAP financial measures: Funds from operations (“FFO”), Core FFO, Adjusted FFO (“AFFO”), earnings before interest, taxes, depreciation and amortization (“EBITDA”), EBITDA adjusted to exclude gains (or losses) on sales of depreciable property and real estate impairment losses (“EBITDAre”), EBITDAre further adjusted to exclude straight-line rent, gains from forfeited earnest money deposits, non-recurring public company costs, representing consulting fees that we have incurred in preparing to become a public company, and non-cash compensation expense (“Adjusted EBITDAre”), net operating income (“NOI”) and cash net operating income (“Cash NOI”). We believe these non-GAAP financial measures are industry measures used by analysts and investors to compare the operating performance of REITs.

FFO, Core FFO and AFFO

FFO is a non-GAAP financial measure defined by NAREIT as net income (computed in accordance with GAAP), excluding real estate-related expenses including, but not limited to, gains (losses) from sales, impairment adjustments, and depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO is consistent with FFO as defined by NAREIT.

Core FFO is a non-GAAP financial measure defined as FFO adjusted for gains from forfeited earnest money deposits and non-recurring public company costs. We believe the presentation of Core FFO provides investors with a metric to assist in their evaluation of our operating performance across multiple periods because it removes the effect of unusual and non-recurring items that are not expected to impact our operating performance on an ongoing basis.

AFFO is a non-GAAP financial measure defined as Core FFO adjusted for GAAP net income related to non-cash revenues and expenses, such as straight-line rent, amortization of above- and below-market lease-related intangibles, amortization of lease incentives, capitalized interest expense, non-cash compensation expense, and amortization of deferred financing costs.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values historically have risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from net income. We consider FFO to be useful in evaluating potential property acquisitions and measuring operating performance. We further consider Core FFO and AFFO to be useful in determining funds available for payment of distributions. FFO, Core FFO and AFFO do not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO, Core FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO, Core FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO, Core FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO, Core FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP. Further, FFO, Core FFO and AFFO as disclosed by other REITs might not be comparable to our calculations of FFO, Core FFO and AFFO.

The following table sets forth a reconciliation of FFO, Core FFO and AFFO for the periods presented to net income (loss) before allocation to noncontrolling interests, as computed in accordance with GAAP (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Net income (loss)	$2,944	$(2,341)	$1,055	$(4,298)
Depreciation and amortization of real estate	7,994	4,614	20,843	9,926
Provisions for impairment	—	363	3,539	1,773
Gain on sales of real estate, net	(1,955)	(54)	(2,452)	(1,070)
FFO	8,983	2,582	22,985	6,331
Adjustments:
Gain on forfeited earnest money deposit	—	—	—	(250)
144A and IPO transaction costs(1)	—	891	—	2,170
Core FFO	8,983	3,473	22,985	8,251
Adjustments:
Straight-line rental revenue	(244)	(387)	(707)	(1,417)
Amortization of deferred financing costs	157	157	471	464
Amortization of above/below market lease intangibles	(182)	(219)	(609)	(340)
Amortization of lease incentives	23	—	26	—
Capitalized interest expense	(24)	—	(38)	—
Non-cash compensation expense	1,025	1,753	2,623	1,753
AFFO	$9,738	$4,777	$24,751	$8,711

(1)     These expenses represent a subset of transaction costs as presented on the condensed consolidated statements of operations and comprehensive income (loss).

EBITDA, EBITDAre and Adjusted EBITDAre

We compute EBITDA as earnings before interest, income taxes and depreciation and amortization. In 2017, NAREIT issued a white paper recommending that companies that report EBITDA also report EBITDAre. We compute EBITDAre in accordance with the definition adopted by NAREIT. NAREIT defines EBITDAre as EBITDA (as defined above) excluding gains (or losses) from the sales of depreciable property and real estate impairment losses.

Adjusted EBITDAre is a non-GAAP financial measure defined as EBITDAre further adjusted to exclude straight-line rent, gains from forfeited earnest money deposits, non-recurring public company costs, representing consulting fees that we have incurred in preparing to become a public company and non-cash compensation expense.

We present EBITDA, EBITDAre and Adjusted EBITDAre as they are measures commonly used in our industry. We believe that these measures are useful to investors and analysts because they provide supplemental information concerning our operating performance, exclusive of certain non-cash items and other costs. We use EBITDA, EBITDAre and Adjusted EBITDAre as measures of our operating performance and not as measures of liquidity.

EBITDA, EBITDAre and Adjusted EBITDAre do not include all items of revenue and expense included in net income, they do not represent cash generated from operating activities and they are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures. Additionally, our computation of EBITDA, EBITDAre and Adjusted EBITDAre may differ from the methodology for calculating these metrics used by other equity REITs and, therefore, may not be comparable to similarly titled measures reported by other equity REITs.

The following table sets forth a reconciliation of EBITDA, EBITDAre and Adjusted EBITDAre for the periods presented to net income (loss) before allocation to noncontrolling interests, as computed in accordance with GAAP (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Net income (loss)	$2,944	$(2,341)	$1,055	$(4,298)
Depreciation and amortization of real estate	7,994	4,614	20,843	9,926
Amortization of above/below market lease intangibles	(182)	(219)	(609)	(340)
Amortization of lease incentives	23	—	26	—
Non-real estate depreciation and amortization	79	77	234	228
Interest expense, net	895	1,018	2,693	3,815
Income tax expense	—	—	50	—
EBITDA	11,753	3,149	24,292	9,331
Adjustments:
Provisions for impairment	—	363	3,539	1,773
Gain on sales of real estate, net	(1,955)	(54)	(2,452)	(1,070)
EBITDAre	9,798	3,458	25,379	10,034
Adjustments:
Straight-line rental revenue	(244)	(387)	(707)	(1,417)
Gain on forfeited earnest money deposit	—	—	—	(250)
144A and IPO transaction costs(1)	—	891	—	2,170
Non-cash compensation expense	1,025	1,753	2,623	1,753
Adjusted EBITDAre	$10,579	$5,715	$27,295	$12,290

(1)     These expenses represent a subset of transaction costs as presented on the condensed consolidated statements of operations and comprehensive income (loss).

NOI and Cash NOI

NOI and Cash NOI are non-GAAP financial measures which we use to assess our operating results. We compute NOI as net income (loss) (computed in accordance with GAAP), excluding general and administrative expenses, interest expense (or income), income tax expense, depreciation and amortization, gains (or losses) on sales of depreciable property, gain from forfeited earnest money deposits and real estate impairment losses. We further adjust NOI for non-cash revenue components of straight-line rent and amortization of lease intangibles and lease incentives to derive Cash NOI. We believe NOI and Cash NOI provide useful and relevant information because they reflect only those income and expense items that are incurred at the property level and present such items on an unlevered basis.

NOI and Cash NOI are not measurements of financial performance under GAAP, and our NOI and Cash NOI may not be comparable to similarly titled measures of other companies. You should not consider our NOI and Cash NOI as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.

The following table sets forth a reconciliation of NOI and Cash NOI for the periods presented (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Net income (loss)	$2,944	$(2,341)	$1,055	$(4,298)
General and administrative	3,776	4,109	10,904	7,841
Depreciation and amortization	8,074	4,692	21,078	10,153
Provisions for impairment	—	363	3,539	1,773
Transaction costs	132	1,241	464	2,969
Interest expense, net	895	1,018	2,693	3,815
Gain on sales of real estate, net	(1,955)	(54)	(2,452)	(1,070)
Gain on forfeited earnest money deposit	—	—	—	(250)
Income tax expense	—	—	50	—
NOI	13,866	9,028	37,331	20,933
Straight-line rental revenue	(244)	(387)	(707)	(1,417)
Amortization of above/below market lease intangibles	(182)	(219)	(609)	(340)
Amortization of lease incentives	23	—	26	—
Cash NOI	$13,463	$8,422	$36,041	$19,176

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair value relevant to our financial instruments depends upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, the principal market risk to which we are exposed is the risk related to interest rate fluctuations. As of September 30, 2021, we had total indebtedness of approximately $175.0 million under the Term Loan and $17.0 million of borrowings under the Revolver, both of which are floating rate debt with a variable interest rate. For the three and nine months ended September 30, 2021, we had average daily outstanding borrowings on our Revolver of $0.4 million and $0.8 million, respectively.
On September 28, 2020 and effective through the maturity date of December 23, 2024, the Company entered into an interest rate derivative in order to hedge its market interest risk associated with the Term Loan. The interest rate derivative converts the variable rate debt on the Term Loan to a fixed interest rate of 0.21%, plus a margin of 1.15%. Additionally, we occasionally fund acquisitions through the use of our Revolver which bears an interest rate determined by either (i) LIBOR, plus a margin ranging from 1.20% to 1.80%, based on the Company’s consolidated total leverage ratio, or (ii) a Base Rate (as defined in the Credit Facility), plus a margin ranging from 0.20% to 0.80%, based on the Company’s consolidated total leverage ratio. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to our interest rate risk. Based on the results of our sensitivity analysis and daily outstanding borrowings on the Revolver during 2021, which assumes a 1% adverse change in the interest rate as of September 30, 2021, the estimated market risk exposure for the Revolver was less than $0.1 million.

On March 5, 2021, the Financial Conduct Authority (“FCA”) announced that USD LIBOR will no longer be published after June 30, 2023. This announcement has several implications, including setting the spread that may be used to automatically convert contracts from LIBOR to the Secured Overnight Financing Rate ("SOFR"). Additionally, banking regulators are encouraging banks to discontinue new LIBOR debt issuances by December 31, 2021.

The Company anticipates that LIBOR will continue to be available at least until June 30, 2023. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

The Company’s Term Loan and Revolver, which mature on December 23, 2024 and December 23, 2023, respectively, are indexed to LIBOR. The Company continues to monitor and evaluate the related risks, including future negotiations with lenders and other counterparties. These risks arise in connection with transitioning contracts to an alternative rate, including any resulting value transfer that may occur, and are likely to vary by contract. The value of loans, securities, or derivative instruments tied to LIBOR, as well as interest rates on our current or future indebtedness, may also be impacted if LIBOR is limited or discontinued. For some instruments the method of transitioning to an alternative reference rate may be challenging, especially if we cannot agree with the respective counterparty about how to make the transition.

While we expect LIBOR to be available in substantially its current form until at least the end of June 30, 2023, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.

Alternative rates and other market changes related to the replacement of LIBOR, including the introduction of financial products and changes in market practices, may lead to risk modeling and valuation challenges, such as adjusting interest rate accrual calculations and building a term structure for an alternative rate.

The introduction of an alternative rate also may create additional basis risk and increased volatility as alternative rates are phased in and utilized in parallel with LIBOR.

Adjustments to systems and mathematical models to properly process and account for alternative rates will be required, which may strain the model risk management and information technology functions and result in substantial incremental costs for the company.

Off-Balance Sheet Arrangements
As of September 30, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements that have had or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures.

Item 4. Controls and Procedures

Disclosure Controls and Procedures. At the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Changes in Internal Control over Financial Reporting. During the period covered by this report, there have been no changes in our internal control over financial reporting identified in connection with the evaluation described above that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently subject to any lawsuits, claims, or other legal proceedings.

Item 1A. Risk Factors

For a discussion of the most significant factors that may adversely affect us, see the information under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, which is accessible on the SEC’s website at www.sec.gov. There have been no material changes to the risk factors disclosed in the Annual Report. These risk factors may not describe every risk facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Not applicable.

Item 6. Exhibits

Exhibit No.	Description
10.1*	Amendment No. 4 to Credit Agreement, dated August 2, 2021, to Credit Agreement, dated December 23, 2019, by and among NETSTREIT, L.P., NETSTREIT Corp. and the financial institutions party thereto.

10.2*	Amendment No. 5 to Credit Agreement, dated August 30, 2021, to Credit Agreement, dated December 23, 2019, by and among NETSTREIT, L.P., NETSTREIT Corp. and the financial institutions party thereto.

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document.

101.SCH***	XBRL Taxonomy Extension Schema Document.

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document.

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document.

104**	Cover Page Interactive Data File.

*	Filed herewith.
**	The XBRL Instance Document and Cover Page Interactive Data File do not appear in the Interactive Data File because their XBRL tags are embedded within the Inline XBRL document.
***	Submitted electronically with the report.
†	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NETSTREIT Corp.

October 28, 2021	/s/ MARK MANHEIMER
Date	Mark Manheimer
President, Chief Executive Officer and Director
(Principal Executive Officer)

October 28, 2021	/s/ ANDREW BLOCHER
Date	Andrew Blocher
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer)

October 28, 2021	/s/ PATRICIA MCBRATNEY
Date	Patricia McBratney
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)